Exhibit 99.1

Unaudited Interim Report

for the six-month period ended

30 June 2014

The following is a review of our financial condition and results of operations as of 30 June 2014 and for the six-month periods ended 30 June 2014 and 2013, and of the key factors that have affected or are expected to be likely to affect our ongoing and future operations. You should read the following discussion and analysis in conjunction with our interim unaudited condensed consolidated financial statements and the accompanying notes included elsewhere in this Form 6-K.

This document includes information from the previously published results announcement and unaudited interim report of Anheuser-Busch InBev NV/SA for the six-month period ended 30 June 2014, as amended to comply with the requirements of Regulation G and Item 10(e) of Regulation S-K promulgated by the U.S. Securities and Exchange Commission (“SEC”). The purpose of this document is to provide such additional disclosure as may be required by Regulation G and Item 10(e) and to delete certain information not in compliance with SEC regulations. This document does not update or otherwise supplement the information contained in the previously published results announcement and unaudited interim report.

Some of the information contained in this discussion, including information with respect to our plans and strategies for our business and our expected sources of financing, contain forward-looking statements that involve risk and uncertainties. You should read “Forward-Looking Statements” below for a discussion of the risks related to those statements. You should also read “Item 3. Key Information—D. Risk Factors” of our Annual Report on Form 20-F for the year ended 31 December 2013 filed with the SEC on 25 March 2014 (“2013 Annual Report”) for a discussion of certain factors that may affect our business, financial condition and results of operations. See “Presentation of Financial and Other Data” in our 2013 Annual Report for further information on our presentation of financial information.

We have prepared our interim unaudited condensed consolidated financial statements as of 30 June 2014 and for six-month periods ended 30 June 2014 and 2013 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”). The financial information and related discussion and analysis contained in this report are presented in U.S. dollars except as otherwise specified. Unless otherwise specified the financial information analysis in this Form 6-K is based on interim unaudited condensed financial statements as of 30 June 2014 and for six-month periods ended 30 June 2014 and 2013. The reported numbers as of 30 June 2014 and for six-month periods ended 30 June 2014 and 2013 are unaudited, and in the opinion of management, include all normal adjustments that are necessary to present fairly the results for the interim periods. Due to seasonal fluctuations and other factors, the results of operations for the six-month periods ended 30 June 2014 and 2013 are not necessarily indicative of the results to be expected for the full year. Certain monetary amounts and other figures included in this report have been subject to rounding adjustments. Accordingly, any discrepancies in any tables between the totals and the sums of amounts listed are due to rounding.

We are a publicly traded company based in Leuven, Belgium, listed on Euronext Brussels under the symbol ABI. ADSs representing our ordinary shares trade on the NYSE under the symbol BUD. We are the world’s largest brewing company by volume and one of the world’s top five consumer products companies. As a consumer-centric, sales-driven company, we produce, market, distribute and sell a strong, balanced portfolio of well over 200 beer brands. These include global brands Budweiser®, Corona® and Stella Artois® international brands Becks®, Leffe® and Hoegaarden®; and local champions Bud Light®, Skol®, Brahma®, Antarctica®, Quilmes®, Victoria®, Modelo Especial®, Michelob Ultra®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske®, Cass® and Jupiler®. We also produce and distribute soft drinks, particularly in Latin America. Our brewing heritage and quality are rooted in brewing traditions that originate from the Den Hoorn brewery in Leuven, Belgium, dating back to 1366, and those of Anheuser & Co. brewery, established in 1852 in St. Louis, U.S.A. As of 31 December 2013, we employed approximately 155,000 people, with operations in 24 countries across the world. Given the breadth of our operations, we are organized along seven business segments: North America, Mexico, Latin America North, Latin America South, Europe, Asia Pacific and Global Export & Holding Companies. The first six segments correspond to specific geographic regions in which our operations are based. As a result, we have a global footprint with a balanced exposure to developed and developing markets and production facilities spread across our six geographic regions.

Forward-Looking Statements

There are statements in this document, such as statements that include the words or phrases “will likely result,” “are expected to,” “will continue,” “is anticipated,” “anticipate,” “estimate,” “project,” “may,” “might,” “could,” “believe,” “expect,” “plan,” “potential” or similar expressions that are forward-looking statements. These statements are subject to certain risks and uncertainties. Actual results may differ materially from those suggested by these statements due to, among others, the risks or uncertainties listed below. See also “Item 3. Key Information—D. Risk Factors” of our 2013 Annual Report for further discussion of risks and uncertainties that could impact our business.

These forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict, that may cause actual results or developments to differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others:

2

•	local, regional, national and international economic conditions, including the risks of a global recession or a recession in one or more of our key markets, and the impact they may have on us and our customers and our assessment of that impact;

•	financial risks, such as interest rate risk, foreign exchange rate risk, commodity risk, asset price risk, equity market risk, counterparty risk, sovereign risk, liquidity risk, inflation or deflation;

•	changes in government policies and currency controls;

•	tax consequences of restructuring and our ability to optimize our tax rate;

•	continued availability of financing and our ability to achieve our targeted coverage and debt levels and terms, including the risk of constraints on financing in the event of a credit rating downgrade;

•	the monetary and interest rate policies of central banks, in particular the European Central Bank, the Board of Governors of the U.S. Federal Reserve System, the Bank of England, Banco Central do Brasil, Banco Central de la República Argentina and other central banks;

•	changes in applicable laws, regulations and taxes in jurisdictions in which we operate, including the laws and regulations governing our operations, changes to tax benefit programs as well as actions or decisions of courts and regulators;

•	limitations on our ability to contain costs and expenses;

•	our expectations with respect to expansion plans, premium growth, accretion to reported earnings, working capital improvements and investment income or cash flow projections;

•	our ability to continue to introduce competitive new products and services on a timely, cost-effective basis;

•	the effects of competition and consolidation in the markets in which we operate, which may be influenced by regulation, deregulation or enforcement policies;

•	changes in consumer spending;

•	changes in pricing environments;

•	volatility in the prices of raw materials, commodities and energy;

•	difficulties in maintaining relationships with employees;

•	regional or general changes in asset valuations;

•	greater than expected costs (including taxes) and expenses;

•	the risk of unexpected consequences resulting from acquisitions, including the combination with Grupo Modelo, joint ventures, strategic alliances, corporate reorganizations or divestiture plans, and our ability to successfully and cost effectively implement these transactions and integrate the operations of businesses or other assets that we acquired and the extraction of synergies from the Grupo Modelo combination;

•	obligations under the settlement agreement we reached with the U.S. Department of Justice in relation to the Grupo Modelo combination;

•	the outcome of pending and future litigation, investigation and governmental proceedings;

•	natural and other disasters;

•	any inability to economically hedge certain risks;

•	inadequate impairment provisions and loss reserves;

•	technological changes and threats to cybersecurity;

•	Political events in Ukraine and related sanctions adopted by the European Union and the United States targeting Russia;

•	other statements included in this interim unaudited condensed consolidated financial statements report that are not historical; and

•	our success in managing the risks involved in the foregoing.

Our statements regarding financial risks, including interest rate risk, foreign exchange rate risk, commodity risk, asset price risk, equity market risk, counterparty risk, sovereign risk, inflation and deflation, are subject to uncertainty. For example, certain market and financial risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market or financial risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

We caution that these forward-looking statements are further qualified by the risk factors disclosed in “Item 3. Key Information—D. Risk Factors” of our 2013 Annual Report that could cause actual results to differ materially from those in the forward-looking statements. Subject to our obligations under Belgian and U.S. law in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

3

Summary of Changes in Accounting Policies

Effective 1 January 2014, we combined our Western Europe and Central & Eastern Europe Zones into a single Europe Zone, we transferred the responsibility of the company’s Spanish operations from Global Export and Holding Companies to the Europe Zone, and we transferred the management responsibility for Cuba to the Zone Latin America North. The 2013 Western Europe and Central & Eastern Europe and Latin America North information have been adjusted for comparative purposes.

4

Selected Financial Information

The selected historical financial information presented below as of 31 December 2013 and for the five years ended 31 December 2013 has been derived from our audited consolidated financial statements, which were prepared in accordance with IFRS. The selected historical financial information presented below as of 30 June 2014 and for the six-month periods ended 30 June 2014 and 2013 has been derived from our unaudited IFRS condensed consolidated interim financial statements. The interim data include all adjustments, consisting of normally recurring adjustments, necessary for a fair statement of the results for the interim period.

The selected historical financial information presented in the tables below should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements and the accompanying notes. The audited consolidated financial statements and the accompanying notes as of 31 December 2013 and 2012 and for the three years ended 31 December 2013 are included in our 2013 Annual Report. Similarly, the unaudited consolidated interim financial statements and the accompanying notes as of 30 June 2014 and for the six-month periods ended 30 June 2014 and 2013 are included in this interim report.

	Six-month period ended 30 June		Year ended 31 December
	2014	2013	2013	2012(8)	2011(8)	2010	2009
	(USD million, unless otherwise indicated)
	(unaudited)		(audited)
Income Statement Data
Revenue (1)	22,806	19,756	43,195	39,758	39,046	36,297	36,758
Profit from operations	7,075	12,209	20,443	12,747	12,346	10,897	11,569
Profit	5,010	10,369	16,518	9,325	7,859	5,762	5,877
Profit attributable to our equity holders	4,190	9,509	14,394	7,160	5,779	4,026	4,613
Ratio of earnings to fixed charges(2)	5.90	9.80	8.62	5.37	3.42	2.65	2.43
Weighted average number of ordinary shares (million shares)(3),(7)	1,632	1,606	1,617	1,600	1,595	1,592	1,584
Diluted weighted average number of ordinary shares (million shares)(4),(7)	1,663	1,636	1,650	1,628	1,614	1,611	1,593
Basic earnings per share (USD)(5),(7)	2.57	5.92	8.90	4.48	3.62	2.53	2.91
Diluted earnings per share (USD)(6),(7)	2.52	5.81	8.72	4.40	3.58	2.50	2.90
Dividends per share (USD)	n/a	n/a	2.83	2.24	1.55	1.07	0.55
Dividends per share (EUR)	n/a	n/a	2.05	1.70	1.20	0.80	0.38
Other Data
Volumes (million hectoliters)	225	196	426	403	399	399	409

5

	As of 30 June	As of 31 December
	2014	2013	2012(8)	2011(8)	2010	2009
	(USD million, unless otherwise indicated)
	(unaudited)	(audited)
Financial Position Data
Total assets	149,895	141,666	122,621	112,427	114,342	112,525
Equity	57,250	55,308	45,453	41,056	38,799	33,171
Equity attributable to our equity holders	52,392	50,365	41,154	37,504	35,259	30,318
Issued capital	1,736	1,735	1,734	1,734	1,733	1,732

	Six-month period ended 30 June		Year ended 31 December
	2014	2013	2013	2012(8)	2011(8)	2010	2009
	(unaudited)		(audited)
Earnings:
Profit from operations before taxes and share of results of associates	6,065	10,935	18,240	10,380	9,062	7,161	7,150
Add: Fixed charges (below)	1,234	1,240	2,389	2,361	3,702	4,313	5,014
Less: Interest Capitalized (below)	21	21	38	57	110	35	4

Total earnings	7,278	12,154	20,591	12,684	12,654	11,439	12,160

Fixed charges:
Interest expense and similar charges	1,028	1,025	2,005	2,008	3,216	3,848	4,394
Accretion expense	131	125	261	209	286	351	526
Interest capitalized	21	21	38	57	110	35	4
Estimated interest portion of rental expense	54	69	85	87	90	79	90

Total fixed charges	1,234	1,240	2,389	2,361	3,702	4,313	5,014

Ratio of earnings to fixed charges	5.90	9.80	8.62	5.37	3.42	2.65	2.43

6

Notes:

(1)	Turnover less excise taxes and discounts. In many jurisdictions, excise taxes make up a large proportion of the cost of beer charged to our customers (see “Item 5. Operating and Financial Review—A. Key Factors Affecting Results of Operations—Excise Taxes” in our 2013 Annual Report).

(2)	The ratio of earnings to fixed charges represents the number of times fixed charges are covered by earnings. For the purposes of computing this ratio, earnings consist of profit from operations before taxes and share of results of associates, plus fixed charges, minus interest capitalized during the period. Fixed charges consist of interest and accretion expense, interest on finance lease obligations, interest capitalized, plus one-third of rent expense on operating leases, estimated by us as representative of the interest factor attributable to such rent expense. Anheuser-Busch InBev SA/NV (the “Parent Guarantor”) did not have any preferred stock outstanding and did not pay or accrue any preferred stock dividends during the periods presented above. The above table sets out our ratios of earnings to fixed charges for the six-month periods ended 30 June 2014 and 2013, based on information derived from our unaudited IFRS condensed consolidated interim financial statements, and for each of the five years ended 31 December 2013, 2012, 2011, 2010, and 2009 based on information derived from our consolidated financial statements, which were prepared in accordance with IFRS.

(3)	Weighted average number of ordinary shares means, for any period, the number of shares outstanding at the beginning of the period, adjusted by the number of shares cancelled, repurchased or issued during the period, including deferred share instruments and stock lending, multiplied by a time-weighting factor.

(4)	Diluted weighted average number of ordinary shares means the weighted average number of ordinary shares, adjusted by the effect of share options issued.

(5)	Earnings per share means, for any period, profit attributable to our equity holders for the period divided by the weighted average number of ordinary shares.

(6)	Diluted earnings per share means, for any period, profit attributable to our equity holders for the period divided by the diluted weighted average number of ordinary shares.

(7)	In 2009, we completed the purchase price allocation of the Anheuser-Busch acquisition in accordance with IFRS 3. IFRS 3 requires the acquirer to retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date. As such, total assets have been adjusted to reflect the final purchase price adjustments.

(8)	2012 and 2011 as reported, adjusted to reflect the changes on the revised IAS 19 Employee Benefits.

7

Capitalization and Indebtedness

The following table shows our cash and cash equivalents and capitalization as of 30 June 2014. You should read the information in this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the 2013 Annual Report, our audited consolidated financial statements including the accompanying notes in the 2013 Annual Report and the unaudited consolidated interim financial statements and the accompanying notes included in this interim report.

As of 30 June 2014
(USD million, unaudited)
Cash and cash equivalents, less bank overdrafts	8,382
Current interest-bearing liabilities
Secured bank loans	102
Commercial papers	2,353
Unsecured bank loans	324
Unsecured bond issues	5,387
Unsecured other loans	15
Finance lease liabilities	3
Non-current interest-bearing liabilities
Secured bank loans	201
Unsecured bank loans	368
Unsecured bond issues	46,432
Unsecured other loans	82
Finance lease liabilities	131

Total interest-bearing liabilities	55,398

Equity attributable to our equity holders	52,392
Non-controlling interests	4,858

Total Capitalization:	57,250

8

Results of Operations for the Six-Month Period Ended 30 June 2014 Compared to the Six-Month Period Ended 30 June 2013

The table below presents our condensed consolidated results of operations for the six-month periods ended 30 June 2014 and 2013.

	Six-month period ended 30 June 2014	Six-month period ended 30 June 2013	Change
	(USD million, except volumes)		(%)(1)
Volumes (thousand hectoliters)	224,995	195,833	14.9
Revenue	22,806	19,756	15.4
Cost of sales	(9,154)	(8,355)	(9.6)
Gross profit	13,652	11,401	(19.7)
Distribution expenses	(2,225)	(1,936)	(14.9)
Sales and marketing expenses	(3,606)	(2,869)	(25.7)
Administrative expenses	(1,359)	(1,074)	(26.5)
Other operating income/expenses	719	408	76.2
Exceptional items	(106)	6,279	—
Profit from operations	7,075	12,209	(42.1)
EBITDA, as defined(2)	8,625	13,604	(36.6)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	For a discussion of how we use EBITDA, as defined, and its limitations, and a table showing the calculation of our EBITDA, as defined, for the periods shown, see “—EBITDA, as defined” below.

Volumes

Our reported volumes include both beer and non-beer (primarily carbonated soft drinks) volumes. In addition, volumes include not only brands that we own or license, but also third-party brands that we brew or otherwise produce as a subcontractor and third-party products that we sell through our distribution network, particularly in Europe. Volumes sold by the Global Export & Holding Companies businesses are shown separately. Following the combination with Grupo Modelo, we are fully consolidating Grupo Modelo in our financial reporting as of 4 June 2013 and are reporting the Grupo Modelo volumes in the reported volumes as of that date. Following the closing of the Oriental Brewery acquisition in South Korea on 1 April 2014, we are reporting the results and volumes of the company as of that date.

Effective 1 April 2014, we discontinued the reporting of volumes sold to Constellation Brands under the temporary supply agreement (TSA), since these volumes do not form part of the underlying performance of our business.

The table below summarizes the volume evolution by zone.

	Six-month period ended 30 June 2014	Six-month period ended 30 June 2013(2)	Change
	(thousand hectoliters)		(%)(1)
North America	60,521	60,725	(0.3)
Mexico	19,376	3,322	—
Latin America North	60,366	55,824	8.1
Latin America South	17,424	17,373	0.3
Europe	22,234	22,932	(3.0)
Asia Pacific	39,535	31,521	25.4
Global Export & Holding Companies	5,539	4,136	33.9

Total	224,995	195,833	14.9

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	2013 as reported, adjusted to reflect the changes on the segment reporting. See “—Summary of Changes in Accounting Policies” above.

Our consolidated volumes for the six-month period ended 30 June 2014 increased 29.2 million hectoliters, or 14.9%, to 225.0 million hectoliters compared to our consolidated volumes for the six-month period ended 30 June 2013.

9

The results for the six-month period ended 30 June 2014 reflect the performance of our business after the completion of certain acquisitions we undertook in 2013 and 2014.

•	Our combination with Grupo Modelo closed on 4 June 2013. During the equivalent period in 2014, Grupo Modelo contributed with an increase of 18.3 million hectoliters to our consolidated volumes.

•	The 2013 acquisition of four breweries in China impacted positively our volumes by 1.0 million hectoliters for the six-month periods ended 30 June 2014 compared to the same period last year.

•	The 2014 acquisition of OB, which will be included until 1 April 2015 as a change to our consolidated scope, increased our volumes by 3.8 million hectoliters during the six-month period ended 30 June 2014.

•	On the same basis, the 2014 acquisition of Ginsber in China impacted positively our volumes by 1.2 million hectoliters while the 2014 acquisition of Blue Point in the United States had an immaterial impact on our volumes.

For further details on the acquisitions and disposals see Note 6 to our unaudited interim report for the six-month period ended 30 June 2014 and 2013.

Excluding volume changes attributable to the acquisitions and the discontinued reporting of the TSA volumes referred to above, our own beer volumes increased 2.3% in the six-month period ended 30 June 2014 compared to our own beer volumes for the six-month period ended 30 June 2013. On the same basis, in the six-month period ended 30 June 2014, our non-beer volumes increased by 4.3% compared to the same period in 2013.

North America

In the six-month period ended 30 June 2014, our volumes in North America decreased by 0.2 million hectoliters, or 0.3%, compared to the six-month period ended 30 June 2013.

Our shipment volumes in the United States declined by 0.8% and our sales-to-retailers adjusted for the number of selling days declined by 1.7% during the six-month period ended 30 June 2014 compared to 30 June 2013. On the same basis, we estimate that United States industry sales-to-retailers adjusted for the number of selling days declined by 0.5%, driven by unfavorable weather across most of the country during the first quarter of 2014 and the timing of the July 4th holiday, which pushed some volumes into the third quarter of 2014. We estimate that our market share was down by 55 bps during the six-month period ended 30 June 2014 compared to 30 June 2013.

In Canada, we began distributing our Grupo Modelo brands which we assumed from Molson Coors at the beginning of March 2014. Excluding the effect of the distribution of Grupo Modelo brands in Canada, our beer volumes decreased by 0.9% during the six-month period ended 30 June 2014 compared to the same period last year, driven by very cold weather during the first quarter 2014, partially offset by an improved industry performance in the second quarter.

Mexico

Our volumes in Mexico were 19.4 million hectoliters in the six-month period ended 30 June 2014 following the inclusion of Grupo Modelo volumes in our results as from 4 June 2013.

Latin America North

In the six-month period ended 30 June 2014, our volumes in Latin America North increased by 4.5 million hectoliters, or 8.1%, compared to the same period in 2013, with beer volumes increasing 8.7% and soft drink volumes increasing 6.4% on the same basis.

In Brazil, our beer volumes grew by 9.1% during the six-month period ended 30 June 2014, driven by the FIFA World Cup, good weather in the first two months of 2014, lower food inflation which helped to ease pressure on consumer disposal income in the first quarter 2014, as well as a very challenging first quarter in 2013 in which industry volumes declined. We estimate that beer industry volumes grew by approximately 9.5% during the six-month period ended 30 June 2014.

We estimate that market share for the six-month period ended 30 June 2014 was up sequentially, while we estimate our year-over-year market share declined by approximately 20 bps to 67.9%.

Brazil soft drinks also had a very strong growth, especially in the second quarter of 2014, with volume growth and market share gain driven by solid results from both the Pepsi brand portfolio and our own brands, including Guaraná Antarctica.

Latin America South

Latin America South volumes for the six-month period ended 30 June 2014 increased by 0.1 million hectoliters or 0.3%, with beer volumes increasing 0.3% and non-beer volumes increasing 0.2%, compared to the same period in 2013. The beer industry in Argentina was significantly impacted by the challenging macro-economic environment in the second quarter 2014. Our beer volumes in Argentina decreased by 0.8% during the six-month period ended 30 June 2014, driven mainly by industry performance in the second quarter 2014. We estimated that our market share declined due to a tough comparable.

10

Europe

Our volumes, including subcontracted volumes, for the six-month period ended 30 June 2014 decreased by 0.7 million hectoliters, or 3.0%, compared to the six-month period ended 30 June 2013. Excluding the acquisitions described above, own beer volumes for the six-month period ended 30 June 2014 decreased 6.0%, mainly driven by a weak beer industry in Ukraine, and in Russia where own volumes declined by approximately 10%, as well as ongoing promotional pressure in Germany. Volume decreases in Europe were partially offset by FIFA World Cup activations in Belgium, Germany and the United Kingdom. Own beer volumes grew by 4.1% in Belgium, declined by 0.3% in Germany and grew by 6.9% in the United Kingdom. We estimate we lost overall market share in Russia, but that we gained market share in Premium/Super Premium, led by Bud. We estimate that we gained market share in Belgium and the United Kingdom.

Asia Pacific

For the six-month period ended 30 June 2014, our volumes grew 8.0 million hectoliters, or 25.4%, compared to the same period in 2013. Excluding the acquisitions described above, our total volumes would have increased by 6.6% over the same period. On the same basis, our beer volumes in China grew by 6.5%, benefiting from a strong Chinese new year campaign and estimated market share gains in the six-month period ended 30 June 2014. Market share growth was driven by focus brands growth of 11.0% in the six-month period ended 30 June 2014 compared to the same period last year, with Budweiser and Harbin benefiting from successful FIFA World Cup campaigns.

Global Export & Holding Companies

For the six-month period ended 30 June 2014, Global Export & Holding Companies volumes increased by 1.4 million hectoliters, compared to the same period last year. The volume performance mainly results from the combination with Grupo Modelo and was partially offset as of the second quarter of 2014 by the discontinued reporting of the TSA volumes referred to above.

Revenue

The following table reflects changes in revenue across our business segments for the six-month period ended 30 June 2014 as compared to our revenue for the six-month period ended 30 June 2013.

	Six-month period ended 30 June 2014	Six-month period ended 30 June 2013(2)	Change
	(USD million)		(%) (1)
North America	8,012	7,962	0.6%
Mexico	2,339	410	—
Latin America North	5,213	5,118	1.9
Latin America South	1,311	1,520	(13.8)
Europe	2,483	2,364	5.0
Asia Pacific	2,350	1,619	45.2
Global Export & Holding Companies	1,098	762	44.1

Total	22,806	19,756	15.4

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	2013 as reported, adjusted to reflect the changes on the segment reporting. See “—Summary of Changes in Accounting Policies” above.

Our consolidated revenue was USD 22,806 million for the six-month period ended 30 June 2014. This represented an increase of USD 3,050 million, or 15.4% as compared to our consolidated revenue for the six-month period ended 30 June 2013 of USD 19,756 million. The results for the six-month period ended 30 June 2014 reflect the performance of our business after the completion of certain acquisitions we undertook in 2013 and 2014 and currency translation effects.

•	The 2013 acquisition of four breweries in China and the 2014 acquisitions of OB in Korea and Ginsber in China (further referred to as “2013 and 2014 acquisitions”), positively impacted our consolidated revenue by USD 477 million for the six-month period ended 30 June 2014 compared to the six-month period ended 30 June 2013.

•	Our combination with Grupo Modelo closed on 4 June 2013. During the equivalent period in 2014, Grupo Modelo contributed with an increase of USD 2,384 million to our consolidated revenue.

•	Our consolidated revenue for the six-month period ended 30 June 2014 also reflects an unfavorable currency translation impact of USD 1,208 million mainly arising from currency translation effects in Latin America North and Latin America South.

11

Excluding the effects of the business acquisitions described above and currency translation effects, our revenue would have increased 7.1% for the six-month period ended 30 June 2014 compared to the six-month period ended 30 June 2013. Our consolidated revenue for the six-month period ended 30 June 2014 was partly impacted by the developments in volumes discussed above. Our revenue per hectoliter for the six-month period ended 30 June 2014 improved as a result of revenue management initiatives and brand mix improvements from our premiumization strategies.

The main business segments contributing to growth in our consolidated revenues were (i) North America, due to brand mix contribution; (ii) Latin America North, due to the carryover of our 2013 revenue management activities, increased own distribution volumes and premium brand mix improvements, partially offset by our FIFA World Cup activations and higher taxes; (iii) Latin America South, driven by price increases to offset inflation; and (iv) Asia Pacific driven mainly by improved brand mix and volume.

Cost of Sales

The following table reflects changes in cost of sales across our business segments for the six-month period ended 30 June 2014 as compared to the six-month period ended 30 June 2013:

	Six-month period ended 30 June 2014	Six-month period ended 30 June 2013(2)	Change
	(USD million)		(%)(1)
North America	(3,158)	(3,266)	3.3
Mexico	(709)	(143)	—
Latin America North	(1,819)	(1,762)	(3.2)
Latin America South	(492)	(594)	17.2
Europe	(1,069)	(1,094)	2.3
Asia Pacific	(1,152)	(916)	(25.8)
Global Export & Holding Companies	(754)	(580)	(30.0)

Total	(9,154)	(8,355)	(9.6)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	2013 as reported, adjusted to reflect the changes on the segment reporting .See “—Summary of Changes in Accounting Policies” above.

Our consolidated cost of sales was USD 9,154 million for the six-month period ended 30 June 2014. This represented an increase of USD 799 million, or 9.6%, compared to our consolidated cost of sales for the six-month period ended 30 June 2013. The results for the six-month period ended 30 June 2014 reflect the performance of our business after the completion of certain acquisitions we undertook in 2013 and 2014 and currency translation effects.

•	The 2013 and 2014 acquisitions negatively impacted our consolidated cost of sales by USD 185 million for the six-month period ended 30 June 2014 compared to the six-month period ended 30 June 2013.

•	Our combination with Grupo Modelo closed on 4 June 2013. During the equivalent period in 2014, Grupo Modelo contributed with an increase of USD 861 million to our consolidated cost of sales.

•	Our consolidated cost of sales for the six-month period ended 30 June 2014 also reflects a positive currency translation impact of USD 453 million mainly arising from currency translation effects in Latin America North and Latin America South.

Excluding the effects of the business acquisitions described above and currency translation effects, our cost of sales would have increased by 2.4%. Our consolidated cost of sales for the six-month period ended 30 June 2014 was partly impacted by the developments in volumes discussed above. The increase in our cost of sale is also driven by transactional foreign currency impacts, primarily Brazilian real/USD, partially offset by efficiency gains and lower commodity prices, as well as a one-time benefit of USD 57 million, related to the reversal of medical expense accruals in the US from prior years.

Operating Expenses

The discussion below relates to our operating expenses, which equal the sum of our distribution expenses, sales and marketing expenses, administrative expenses and other operating income and expenses (net), for the six-month period ended 30 June 2014 as compared to the six-month period ended 30 June 2013. Our operating expenses do not include exceptional charges, which are reported separately.

Our operating expenses for the six-month period ended 30 June 2014 were USD 6,471 million, representing an increase of USD 1,000 million, or 18.3% compared to our operating expenses for the same period 2013.

12

Distribution expenses

The following table reflects changes in distribution expenses across our business segments for the six-month period ended 30 June 2014 as compared to the six-month period ended 30 June 2013:

	Six-month period ended 30 June 2014	Six-month period ended 30 June 2013(2)	Change
	(USD million)		(%)(1)
North America	(649)	(635)	(2.2)
Mexico	(239)	(35)	—
Latin America North	(679)	(672)	(1.0)
Latin America South	(133)	(151)	11.9
Europe	(249)	(248)	(0.4)
Asia Pacific	(188)	(137)	(37.2)
Global Export & Holding Companies	(88)	(58)	(51.7)

Total	(2,225)	(1,936)	14.9

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	2013 as reported, adjusted to reflect the changes on the segment reporting .See “—Summary of Changes in Accounting Policies” above.

Our consolidated distribution expenses were USD 2,225 million for the six-month period ended 30 June 2014. This represented an increase of USD 289 million, or 14.9%, as compared to the six-month period ended 30 June 2013. The results for the six-month period ended 30 June 2014 reflect the performance of our business after the completion of certain acquisitions we undertook in 2013 and 2014 and currency translation effects.

•	The 2013 and 2014 acquisitions negatively impacted our consolidated distribution expenses by USD 38 million for the six-month period ended 30 June 2014 compared to the same period last year.

•	Our combination with Grupo Modelo closed on 4 June 2013. During the equivalent period in 2014, Grupo Modelo contributed with an increase of USD 216 million to our consolidated distribution expenses.

•	Our consolidated distribution expenses for the six-month period ended 30 June 2014 also reflect a positive currency translation impact of USD 156 million.

Excluding the effects of the business acquisitions and the currency translation effects described above, the increase in distribution expenses would have been 9.8%, mainly driven by higher own distribution volumes in Brazil and higher fuel costs and wage increases for unionized workers in Latin America South.

Sales and marketing expenses

Marketing expenses include all costs relating to the support and promotion of brands, including operating costs (such as payroll and office costs) of the marketing departments, advertising costs (such as agency costs and media costs), sponsoring, events, surveys and market research. Sales expenses include all costs relating to the sales of products, including operating costs (such as payroll and office costs) of the sales department and sales force.

The following table reflects changes in sales and marketing expenses across our business segments for the six-month period ended 30 June 2014 as compared to the six-month period ended 30 June 2013:

13

	Six-month period ended 30 June 2014	Six-month period ended 30 June 2013(2)	Change
	(USD million)		(%)(1)
North America	(1,074)	(925)	(16.1)
Mexico	(426)	(67)	—
Latin America North	(702)	(697)	(0.7)
Latin America South	(173)	(180)	3.9
Europe	(578)	(519)	(11.4)
Asia Pacific	(527)	(390)	(35.1)
Global Export & Holding Companies	(128)	(89)	(43.8)

Total	(3,606)	(2,869)	(25.7)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	2013 as reported, adjusted to reflect the changes on the segment reporting .See “—Summary of Changes in Accounting Policies” above.

Our consolidated sales and marketing expenses were USD 3,606 million for the six-month period ended 30 June 2014. This represented an increase of USD 737 million, or 25.7%, as compared to our sales and marketing expenses for the six-month period ended 30 June 2013. The results for the six-month period ended 30 June 2014 reflect the performance of our business after the completion of certain acquisitions we undertook in 2013 and 2014 and currency translation effects.

•	The 2013 and 2014 acquisitions negatively impacted our consolidated sales and marketing expenses by USD 89 million for the six-month period ended 30 June 2014 compared to the same period last year.

•	Our combination with Grupo Modelo closed on 4 June 2013. During the equivalent period in 2014, Grupo Modelo contributed with an increase of USD 352 million to our consolidated sales and marketing expenses.

•	Our consolidated sales and marketing expenses for the six-month period ended 30 June 2014 also reflect a positive currency translation impact of USD 158 million.

Excluding the effects of the business acquisitions described above and currency translation effects, our overall sales and marketing expenses for the six-month period ended 30 June 2014 would have increased 15.8%, driven by increased support for our brands, innovations and sales activations in all zones. The increased investments include our 2014 FIFA World Cup activations, particularly in Latin America North and South and Europe, as well as investments behind trade marketing programs and the new Bud Light summer campaign in the United States.

Administrative expenses

The following table reflects changes in administrative expenses across our business segments for the six-month period ended 30 June 2014 as compared to the six-month period ended 30 June 2013:

	Six-month period ended 30 June 2014	Six-month period ended 30 June 2013(2)	Change
	(USD million)		(%)(1)
North America	(241)	(231)	(4.3)
Mexico	(242)	(34)	—
Latin America North	(250)	(265)	5.7
Latin America South	(49)	(52)	5.8
Europe	(182)	(165)	(10.3)
Asia Pacific	(172)	(146)	(17.8)
Global Export & Holding Companies	(222)	(181)	(22.7)

Total	(1,359)	(1,074)	(26.5)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	2013 as reported, adjusted to reflect the changes on the segment reporting .See “—Summary of Changes in Accounting Policies” above.

Our consolidated administrative expenses were USD 1,359 million for the six-month period ended 30 June 2014. This represented an increase of USD 285 million, or 26.5%, as compared to our consolidated administrative expenses for the six-month period ended 30 June 2013. The results for the six-month period ended 30 June 2014 reflect the performance of our business after the completion of certain acquisitions we undertook in 2013 and 2014 and currency translation effects.

14

•	The 2013 and 2014 acquisitions negatively impacted our consolidated administrative expenses by USD 17 million for the six-month period ended 30 June 2014 compared to the same period last year.

•	Our combination with Grupo Modelo closed on 4 June 2013. During the equivalent period in 2014, Grupo Modelo contributed with an increase of USD 207 million to our consolidated administrative expenses.

•	Our consolidated administrative expenses for the six-month period ended 30 June 2014 also reflect a positive currency translation impact of USD 39 million.

Excluding the effects of the business acquisitions and the currency translation effects described above, administrative expenses would have increased by 9.3% mainly as a result of the timing of accruals for variable compensation.

Other operating income/(expense)

The following table reflects changes in other operating income and expenses across our business segments for the six-month period ended 30 June 2014 as compared to the six-month period ended 30 June 2013:

	Six-month period ended 30 June 2014	Six-month period ended 30 June 2013(2)	Change
	(USD million)		(%)(1)
North America	258	31	—
Mexico	125	7	—
Latin America North	258	302	(14.6)
Latin America South	(6)	(10)	40.0
Europe	8	9	(11.1)
Asia Pacific	59	48	22.9
Global Export & Holding Companies	17	20	(15.0)

Total	719	408	76.2

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	2013 as reported, adjusted to reflect the changes on the segment reporting. See “—Summary of Changes in Accounting Policies” above.

The net positive effect of our other operating income and expenses for the six-month period ended 30 June 2014 was USD 719 million. This represented an increase of USD 311 million, or 76.2%, compared to the six-month period ended 30 June 2013. The results for the six-month period ended 30 June 2014 reflect a negative translation impact of USD 35 million.

The other operating income of 719 million USD includes a one-time positive accounting adjustment of 223 million USD, reported in North America, following an actuarial reassessment of future liabilities under our post-retirement healthcare benefit plans.

Excluding the effects of the business acquisitions and currency translation effects and the one-time gain described above, the net positive effect of our other operating income and expenses would have increased by 17.4% for the six-month period ended 30 June 2014 as compared to the same period in 2013. This increase was mainly due to income from government grants.

Exceptional Items

Exceptional items are items which, in our management’s judgment, need to be disclosed separately by virtue of their size and incidence in order to obtain a proper understanding of our financial information. We consider these items to be significant in nature, and accordingly, our management has excluded these items from their segment measure of performance.

For the six-month period ended 30 June 2014, exceptional items consisted of restructuring charges, acquisition costs of business combinations and the impact of business disposals. Exceptional items were as follows for the six-month period ended 30 June 2014 and 2013:

15

	Six-month period ended 30 June 2014	Six-month period ended 30 June 2013
	(USD million)
Restructuring (including impairment losses)	(51)	(62)
Fair value adjustments	—	6,415
Business and asset disposal (including impairment losses)	13	—
Acquisitions costs business combinations	(68)	(74)

Total	(106)	6,279

Restructuring

Exceptional restructuring charges (including impairment losses) amounted to a net cost of USD 51 million for the six-month period ended 30 June 2014 as compared to a net cost of USD 62 million for the six-month period ended 30 June 2013. The 2014 charges primarily relate to the integration of Grupo Modelo and to organizational alignments in Asia Pacific, Europe, North America, Latin America North and Latin America South. These charges aim to eliminate overlap or duplicated processes, taking into account the right match of employee profiles with the new organizational requirements. These one-time expenses, as a result of the series of decisions, provide us with a lower cost base in addition to a stronger focus on our core activities, quicker decision-making and improvements to efficiency, service and quality.

Business and asset disposal

Business and asset disposals (including impairment losses) amounted to a net benefit of USD 13 million for the six-month period ended 30 June 2014 mainly attributable to additional proceeds from prior years’ sales.

Acquisitions costs business combinations

Acquisition costs of USD (68) million for the six-month period ended 30 June 2014 primarily relate to costs incurred for the acquisition of OB that closed on 1 April 2014. See also Note 6 to our unaudited interim report for the six-month period ended 30 June 2014 and 2013.

Fair value adjustments

Fair value adjustments recognized during the six-month period ended 30 June 2013 related to the exceptional impact of revaluing the initial investment held in Grupo Modelo and the recycling to the consolidated income statement of amounts related to the investment, previously recognized in the consolidated statement of comprehensive income in line with IFRS 3.

Profit from Operations

The following table reflects changes in profit from operations across our business segments for the six-month period ended 30 June 2014 as compared to the six-month period ended 30 June 2013:

	Six-month period ended 30 June 2014	Six-month period ended 30 June 2013(2)	Change
	(USD million)		(%)(1)
North America	3,146	2,936	7.2
Mexico	822	95	—
Latin America North	2,020	2,023	(0.1)
Latin America South	455	532	(14.5)
Europe	398	342	16.4
Asia Pacific	312	69	352.2
Global Export & Holding Companies	(79)	6,214	—

Total	7,075	12,209	(42.1)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	2013 as reported, adjusted to reflect the changes on the segment reporting. See “—Summary of Changes in Accounting Policies” above.

Our profit from operations amounted to USD 7,705 million for six-month period ended 30 June 2014. This represented a decrease of USD 5,134 million, or 42.1%, as compared to our profit from operations for the six-month period ended 30 June 2013. The results for six-month period ended 30 June 2014 reflect the performance of our

16

business after the completion of certain acquisitions we undertook in 2013 and 2014, currency translation effects and the effects of certain exceptional items as described above.

•	The 2013 and 2014 acquisitions positively impacted our consolidated profit from operations by USD 99 million for the six-month period ended 30 June 2014 compared to the same period last year.

•	Our combination with Grupo Modelo closed on 4 June 2013. During the equivalent period in 2014, Grupo Modelo contributed with an increase of USD 771 million to our consolidated profit from operations.

•	Our consolidated profit from operations for the six-month period ended 30 June 2014 also reflects a negative currency translation impact of USD 402 million.

•	Our profit from operations for the six-month period ended 30 June 2014 was negatively impacted by USD 106 million of certain exceptional items, as compared to a positive impact of USD 6,279 million for the six-month period ended 30 June 2013. See “—Exceptional Items” above for a description of the exceptional items during the six-month period ended 30 June 2014 and 2013.

EBITDA, as defined

The following table reflects changes in our EBITDA, as defined, for the six-month period ended 30 June 2014 as compared to six-month period ended 30 June 2013:

	Six-month period ended 30 June 2014	Six-month period ended 30 June 2013(2)	Change
	(USD million)		(%)(1)
Profit	5,010	10,369	(51.7)
Net finance cost	1,010	1,274	20.7
Income tax expense	1,066	849	(25.6)
Share of result of associates	(11)	(283)	(96.1)

Profit from operations	7,075	12,209	(42.1)
Depreciation, amortization and impairment	1,550	1,395	(11.1)

EBITDA, as defined(2)	8,625	13,604	(36.6)

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.
(2)	See “Item 5. Operating and Financial Review and Results of Operations—Results of Operations—Year Ended 31 December 2013 Compared to Year Ended 31 December 2012—EBITDA, as defined” of our 2013 Annual Report for additional information on our definition and use of EBITDA, as defined.

Our EBITDA, as defined, amounted to USD 8,625 million for the six-month period ended 30 June 2014. This represented a decrease of USD 4,979 million, or 36.6%, as compared to our EBITDA, as defined, for the six-month period ended 30 June 2013. The results for the six-month period ended 30 June 2014 reflect the performance of our business after the completion of the acquisitions we undertook in 2013 and 2014 discussed above and currency translation effects. Furthermore, our EBITDA, as defined, was negatively impacted by USD 106 million (before impairment losses) of certain exceptional items in the six-month period ended 30 June 2014, as compared to a positive impact of USD 6,279 million during the six-month period ended 30 June 2013. See “—Exceptional Items” above for a description of the exceptional items during the six-month period ended 30 June 2014 and 2013.

17

Net Finance Cost

	Six-month period ended 30 June 2014	Six-month period ended 30 June 2013	Change
	(USD million)		(%)(1)
Net interest expense	(883)	(900)	1.9
Net interest on net defined benefit liabilities	(58)	(76)	23.7
Accretion expense	(158)	(153)	(3.3)
Other financial results	(149)	(126)	(18.3)

Net finance costs before exceptional finance cost	(1,248)	(1,255)	0.6
Mark-to-market adjustment on derivatives	238	81	—
Other financial results	—	(100)	—

Exceptional net finance income/(cost)	238	(19)	—

Net finance costs	(1,010)	(1,274)	20.7

Note:

(1)	The percentage change reflects the improvement (or worsening) of results for the period as a result of the change in each item.

Our net finance cost for the six-month period ended 30 June 2014 was USD 1,010 million, as compared to USD 1,274 million for the six-month period ended 30 June 2013, representing a decrease of USD 264 million.

Other financial results in the six-month period ended 30 June 2014 include a mark-to-market gains of USD 292 million linked to the hedging of our share based payment programs, compared to a gain of USD 105 million during the six-month period ended 30 June 2013. Other financial results also include negative currency results and hedging costs. The number of shares included in the hedging of our share-based payment programs, and the share prices at the beginning and end of the six-month period, are shown in the table below:

	Six-month period ended 30 June 2014	Six-month period ended 30 June 2013
Share price at the start of the six-month period (in euro)	77.26	65.74
Share price at the end of the six-month period (in euro)	83.90	68.39
Number of equity derivative instruments (millions)	28.1	28.3

Exceptional net finance income was USD 238 million resulting from gains related to mark-to-market adjustments on derivative instruments entered into to hedge the deferred share instrument issued in a transaction related to the combination with Grupo Modelo, compared to a loss of USD 19 million during the six-month period ended 30 June 2013 (of which, USD 100 million cost related to commitment and utilization fees incurred for the 2012 Facility agreement entered into to fund the Grupo Modelo combination and USD 81 million gain related to gains on derivatives entered to hedge the deferred share instrument mentioned above) . By 30 June 2014, 100% of the deferred share instrument had been hedged at an average price of approximately EUR 68 per share. The number of shares included in the hedging of the deferred share instrument, and the share prices at the beginning and end of the six-month period, are shown in the table below:

	Six-month period ended 31 June 2014	Six-month period ended 31 June 2013
Share price at the start of the six-month period (in euro)	77.26	65.74
Share price of additional hedges in the six-month period (in euro)	—	68.04
Share price at the end of the six-month period (in euro)	83.90	68.39
Number of deferred share instruments at the start of the six-month period (millions)	23.1	9.5
Number of deferred share instruments at the end of the six-month period (millions)	23.1	21.5

18

Share of result of associates

Our share of result of associates for the six-month period ended 30 June 2014 was USD 11 million as compared to USD 283 million for the six-month period ended 30 June 2013. In 2013, the share of results of associates reflected our equity investment in Grupo Modelo. The results of Grupo Modelo have been fully consolidated since the combination between Grupo Modelo and AB InBev on 4 June 2013.

Income Tax Expense

Our total income tax expense for the six-month period ended 30 June 2014 amounted to USD 1,066 million, with an effective tax rate of 17.6%, as compared to an income tax expense of USD 849 million and an effective tax rate of 7.8% for the six-month period ended 30 June 2013. The increase in the effective tax rate mainly results from the 2013 non-taxable, exceptional gain related to the fair value adjustment on the initial investment held in Grupo Modelo, changes in country profit mix, including the impact resulting from the combination with Grupo Modelo.

Profit Attributable to Non-Controlling Interests

The profit attributable to non-controlling interests was USD 820 million for the six-month period ended 30 June 2014, a decrease of USD 40 million from USD 860 million for the six-month period ended 30 June 2013, primarily due to the impact of currency translation.

Profit Attributable to Our Equity Holders

Profit attributable to our equity holders for the six-month period ended 30 June 2014 was USD 4,190 million (compared to USD 9,509 million for the six-month period ended 30 June 2013) with basic earnings per share of USD 2.57, based on 1,632 million shares outstanding, representing the weighted average number of shares outstanding during the six-month period ended 30 June 2014. The decrease in profit attributable to our equity holders during the six-month period ended 30 June 2014 is mainly driven by the exceptional impact in 2013 of revaluing the initial investment held in Grupo Modelo (see “Exceptional Items” above), partially offset by higher profit from operations, including the results from Modelo for the six-month period ended 30 June 2014 and the results of OB as from 1 April 2014 and lower net finance costs. Profit attributable to our equity holders for the six-month period ended 30 June 2014 also includes the benefit of a one-time gain of USD 223 million following an actuarial reassessment of future liabilities under our post-retirement healthcare benefit plans.

Excluding the after-tax exceptional items discussed above, profit attributable to our equity holders for the six-month period ended 30 June 2014 would have been USD 4,030 million and basic earnings per share would have been USD 2.47.

Impact of Changes in Foreign Exchange Rates

Foreign exchange rates have a significant impact on our consolidated financial statements. The following table sets forth the percentage of our revenue realized by currency for the six-month periods ended 30 June 2014 and 2013:

	Six-month period ended 30 June
	2014	2013
U.S. dollar	33.5%	38.8%
Brazilian real	21.2%	24.1%
Mexican peso	12.4%	2.6%
Chinese yuan	8.5%	8.1%
Euro	6.9%	6.7%
Canadian dollars	4.1%	4.8%
Argentinean peso	3.2%	4.7%
Russian ruble	1.9%	2.5%
Other	8.3%	7.7%

19

Liquidity and Capital Resources

The following table sets forth our consolidated cash flows for the six-month periods ended 30 June 2014 and 2013:

	Six-month period ended 30 June 2014	Six-month period ended 30 June 2013
	(USD million)
Cash flow from operating activities	4,721	3,684
Cash flow from investing activities	(7,467)	(6,933)
Cash flow from financing activities	1,212	3,299

Net increase/(decrease) in cash and cash equivalents	(1,534)	50

Cash flow from operating activities

The following table sets forth our cash flow from operating activities for the six-month periods ended 30 June 2014 and 2013:

	Six-month period ended 30 June 2014	Six-month period ended 30 June 2013
	(USD million)
Profit	5,010	10,369
Revaluation of initial investment in Grupo Modelo	—	(6,415)
Interest, taxes and non-cash items included in profit	3,442	3,478

Cash flow from operating activities before changes in working capital and use of provisions	8,452	7,432
Change in working capital	(1,121)	(1,539)
Pension contributions and use of provisions	(210)	(282)
Interest and taxes (paid)/received	(2,425)	(2,528)
Dividends received	25	601

Cash flow from operating activities	4,721	3,684

Our cash flow from operating activities reached USD 4,721 million in the first half of 2014 compared to USD 3,684 million in the first half of 2013. The increase mainly results from increased profits and the combination with Grupo Modelo.

Changes in working capital in the first half of 2014 and 2013 reflect higher working capital levels compared to year-end levels partly due to seasonality. Changes in working capital in the first half of 2014 are negatively impacted by the payments related to capital expenditure projects in 2013, which had on average longer payment terms.

Cash flow from investing activities

The following table sets forth our cash flow from investing activities for the six-month periods ended 30 June 2014 and 2013:

	Six-month period ended 30 June 2014	Six-month period ended 30 June 2013
	(USD million)
Net capex	(1,579)	(1,329)
Acquisition and sale of subsidiaries, net of cash acquired/disposed of	(5,499)	(16,880)
Net proceeds from sale/(acquisitions) of investment in short term debt securities	(39)	6,703
Net of tax proceeds from the sale of assets held for sale	(146)	4,787
Other	(204)	(214)

Cash flow from investing activities	(7,467)	(6,933)

Net cash used in investing activities was USD 7,467 million in the six-month period ended 30 June 2014 as compared to USD 6,933 million in the same period of 2013. The evolution of the cash used in investment activities in the first half of 2014 mainly reflects the OB acquisition. See also Note 6 to our unaudited interim report for the six-month period ended 30 June 2014 and 2013. In 2013, cash flow from investing activities reflected the combination with Grupo Modelo, offset by the proceeds from the sale of the Piedras Negras brewery to Constellation Brands and the perpetual rights to the Grupo Modelo brands distributed in the US by Crown.

20

Cash flow from financing activities

The following table sets forth our cash flow from financing activities for the six-month periods ended 30 June 2014 and 2013:

	Six-month period ended 30 June 2014	Six-month period ended 30 June 2013
	(USD million)
Dividends paid	(4,299)	(4,562)
Net (payments) on/proceeds from borrowings	5,667	6,309
Net proceeds from the issue of share capital	72	41
Cash received from deferred share instruments	—	1,500
Other	(228)	11

Cash flow from financing activities	1,212	3,299

The cash inflow from our financing activities amounted to USD 1,212 million in the six-month period ended 30 June 2014, as compared to a cash inflow of USD 3,299 million in the same period 2013. The 2014 cash inflow from financing activities for the six-month period ended 30 June 2014 reflects the funding of the OB acquisition. In 2013, cash inflow from financing activities reflects the funding of the combination with Grupo Modelo and the cash proceeds from the deferred share instruments issued in a transaction related to the combination with Grupo Modelo.

Our cash, cash equivalents and short-term investments in debt securities less bank overdrafts as of 30 June 2014 amounted to USD 8,732 million. As of 30 June 2014, we had total liquidity of USD 16,732 million, which consisted of USD 8.0 billion available under committed long-term credit facilities and USD 8,732 million of cash, cash equivalents and short-term investments in debt securities less bank overdrafts. Although we may borrow such amounts to meet our liquidity needs, we principally rely on cash flows from operating activities to fund our continuing operations.

Capital Resources and Equity

Our net debt increased to USD 46,312 million as of 30 June 2014, from USD 38,831 million as of 31 December 2013.

Apart from operating results net of capital expenditures, the net debt is mainly impacted by the acquisition of OB (USD 5.5 billion), dividend payments to shareholders of AB InBev and Ambev (USD 4.3 billion), the payment of interests and taxes (USD 2.4 billion), and the impact of changes in foreign exchange rates (USD 405 million increase of net debt).

The net debt to EBITDA, as defined (adjusted for exceptional items) ratio increased from 2.26:1 at the end of 2013 to 2.49:1 on a reported basis for the 12-month period ending 30 June 2014 (July 2013 – June 2014 as reported).

Consolidated equity attributable to our equity holders as at 30 June 2014 was USD 52,392 million, compared to USD 50,365 million as at 31 December 2013. The combined effect of the weakening of mainly the closing rates of the Argentinean peso, the Chinese yuan, the euro, the Russian ruble and the Ukrainian hryvnia and the strengthening of mainly the closing rates of the Brazilian real, the Mexican peso and the pound sterling resulted in a foreign exchange translation adjustment of 715m US dollar (increase in equity).

The chart below shows the terms and debt repayment schedules of our debt as of 30 June 2014 (figures in USD billions):

Further details on interest bearing loans and borrowings, repayment schedules and liquidity risk, are disclosed in note 15 and note 18 to our unaudited interim condensed consolidated financial statements as of 30 June 2014, and for the six-month periods ended 30 June 2014 and 2013.

21

Outlook

Our outlook for 2014 is as follows:

We expect an improvement in the trend of US industry volumes compared to 2013, driven by a stronger economy, partly offset by challenging winter weather in the first quarter of 2014. We expect the Mexican beer industry to return to growth in full year 2014, driven by a stronger economy, as well as our own commercial programs. We expect Brazil beer industry volumes to resume growth in full year 2014, helped by the 2014 FIFA World Cup. We expect a year of solid volume growth in China.

We expect revenue per hectoliter to grow organically in line with inflation, on a constant geographic basis, as a result of continued improvement in mix and revenue management initiatives. When we make estimations on a constant geographic basis, we assume that each country in which we operate accounts for the same percentage of our global volume in 2014 as it did in 2013. In this way, for example, we seek to eliminate the impact for comparative purposes of faster growth in countries with lower revenue per hectoliter.

We expect cost of sales per hectoliter to increase organically by low single digits, on a constant geographic basis, driven by mix and unfavorable foreign exchange transactional impact (primarily Brazilian real/US dollar), partly offset by favorable global commodity prices, procurement savings and efficiency gains.

We are updating our previous guidance for distribution expenses per hectoliter of low single digits growth to mid-single digits. This is due to higher distribution expenses in Brazil, the US and Mexico. The increase in distribution expenses in Brazil is linked to a higher mix of own distribution, which is more than offset by higher revenues.

We expect a low to mid-teens percentage increase in our sales and marketing investments as we continue to drive top-line performance by supporting our brands. This increase includes investment behind our innovations, the 2014 FIFA World Cup and the scaling up of proven trade marketing programs. We expected the increase in sales and marketing investments to be weighted towards the first half of the year.

We expect the average coupon on net debt to be in the range of 4.0% to 4.5% in full year 2014. Net pension interest expense and accretion expenses are expected to be approximately USD 35 million and USD 80 million per quarter, respectively. We expect that other financial results will continue to be impacted by the potential gains and losses related to the hedging of our share-based payment programs.

Our guidance for net capital expenditure in full year 2014 is approximately USD 4.0 billion, with the increase being driven mainly by consumer and commercial investments linked to our strong innovation pipeline and market programs.

Our optimal capital structure remains a net debt to EBITDA, as defined (adjusted for exceptional items) ratio of around 2.0:1. Approximately one third of our gross debt is denominated in currencies other than the US dollar, principally the euro.

22

Unaudited Interim Report

for the six-month period ended

30 June 2014

Index

1.	Unaudited condensed consolidated interim financial statements	3
1.1.	Unaudited condensed consolidated interim income statement	3
1.2.	Unaudited condensed consolidated interim statement of comprehensive income	4
1.3.	Unaudited condensed consolidated interim statement of financial position	5
1.4.	Unaudited condensed consolidated interim statement of changes in equity	6
1.5.	Unaudited condensed consolidated interim statement of cash flows	7
1.6.	Notes to the unaudited condensed consolidated interim financial statements	8

1.	Unaudited condensed consolidated interim financial statements

1.1.	Unaudited condensed consolidated interim income statement

For the six-month period ended 30 June Million US dollar, except earnings per shares in US dollar	Notes	2014	2013
Revenue		22 806	19 756
Cost of sales		(9 154)	(8 355)

Gross profit		13 652	11 401
Distribution expenses		(2 225)	(1 936)
Sales and marketing expenses		(3 606)	(2 869)
Administrative expenses		(1 359)	(1 074)
Other operating income/(expenses)		719	408

Restructuring (including impairment losses)	7	(51)	(62)
Business and asset disposal (including impairment losses)	7	13	—
Acquisition costs business combinations	7	(68)	(74)
Fair value adjustments	7	—	6 415

Profit from operations		7 075	12 209
Finance cost	8	(1 493)	(1 420)
Finance income	8	483	146

Net finance cost		(1 010)	(1 274)
Share of result of associates		11	283

Profit before tax		6 076	11 218
Income tax expense	9	(1 066)	(849)

Profit		5 010	10 369
Attributable to:
Equity holders of AB InBev		4 190	9 509
Non-controlling interest		820	860
Basic earnings per share	14	2.57	5.92
Diluted earnings per share	14	2.52	5.81

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

1.2.	Unaudited condensed consolidated interim statement of comprehensive income

For the six-month period ended 30 June Million US dollar	2014	2013
Profit	5 010	10 369
Other comprehensive income: items that will not be reclassified to profit or loss:
Re-measurements of post-employment benefits	49	53
Other comprehensive income: Items that may be reclassified subsequently to profit or loss:
Translation reserves (gains/(losses))
Exchange differences on translation of foreign operations	765	(2 033)
Effective portion of changes in fair value of net investment hedges	95	58
Cash flow hedges
Recognized in equity	65	418
Removed from equity and included in profit or loss	(105)	28

	820	(1 529)
Other comprehensive income, net of tax	869	(1 476)
Total comprehensive income	5 879	8 893
Attributable to:
Equity holders of AB InBev	4 939	8 327
Non-controlling interest	940	566

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

1.3.	Unaudited condensed consolidated interim statement of financial position

As at Million US dollar	Notes	30 June 2014	31 December 2013
ASSETS
Non-current assets
Property, plant and equipment	10	21 550	20 889
Goodwill	11	75 231	69 927
Intangible assets	12	30 612	29 338
Investments in associates		137	187
Investment securities		183	193
Deferred tax assets		1 371	1 180
Employee benefits		7	10
Trade and other receivables		1 396	1 252

		130 487	122 976
Current assets
Investment securities	13	350	123
Inventories		3 593	2 950
Income tax receivable		415	332
Trade and other receivables		6 441	5 362
Cash and cash equivalents	13	8 495	9 839
Assets held for sale		114	84

		19 408	18 690

Total assets		149 895	141 666
EQUITY AND LIABILITIES
Equity
Issued capital	14	1 736	1 735
Share premium		17 620	17 608
Reserves		837	18
Retained earnings		32 199	31 004

Equity attributable to equity holders of AB InBev		52 392	50 365
Non-controlling interest		4 858	4 943

		57 250	55 308
Non-current liabilities
Interest-bearing loans and borrowings	15	47 214	41 274
Employee benefits		2 501	2 862
Deferred tax liabilities		13 109	12 841
Trade and other payables	17	3 138	3 222
Provisions		563	532

		66 525	60 731
Current liabilities
Bank overdrafts	13	113	6
Interest-bearing loans and borrowings	15	8 184	7 846
Income tax payable		785	1 105
Trade and other payables	17	16 851	16 474
Provisions		187	196

		26 120	25 627

Total equity and liabilities		149 895	141 666

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

1.4.	Unaudited condensed consolidated interim statement of changes in equity

	Attributable to equity holders of AB InBev
Million US dollar	Issued capital	Share premium	Treasury shares	Share- based payment reserves	Translation reserves	Hedging reserves	Re- measurements of post- employment benefits	Deferred share instrument	Retained earnings	Total	Non-controlling interest	Total equity
As per 1 January 2013	1 734	17 574	(1 000)	693	2 147	(79)	(1 434)	—	21 519	41 154	4 299	45 453
Profit	—	—	—	—	—	—	—	—	9 509	9 509	860	10 369
Other comprehensive income
Exchange differences on translation of foreign operations (gains/(losses))	—	—	—	—	(1 680)	—	—	—	—	(1 680)	(295)	(1 975)
Cash flow hedges	—	—	—	—	—	447	—	—	—	447	(1)	446
Re-measurements of post-employment benefits	—	—	—	—	—	—	51	—	—	51	2	53
Total comprehensive income	—	—	—	—	(1 680)	447	51	—	9 509	8 327	566	8 893
Shares issued	1	16	—	—	—	—	—	1 500	—	1 517	—	1 517
Dividends	—	—	—	—	—	—	—	—	(3 512)	(3 512)	(455)	(3 967)
Treasury shares	—	—	63	—	—	—	—	—	—	63	—	63
Share-based payments	—	—	—	70	—	—	—	—	—	70	8	78
Scope and other changes	—	—	—	—	—	—	—	—	(128)	(128)	58	(70)

As per 30 June 2013	1 735	17 590	(937)	763	467	368	(1 383)	1 500	27 388	47 491	4 476	51 967

	Attributable to equity holders of AB InBev
Million US dollar	Issued capital	Share premium	Treasury shares	Share- based payment reserves	Translation reserves	Hedging reserves	Re- measurements of post- employment benefits	Deferred share instrument	Retained earnings	Total	Non-controlling interest	Total equity
As per 1 January 2014	1 735	17 608	(874)	885	(962)	455	(968)	1 482	31 004	50 365	4 943	55 308
Profit	—	—	—	—	—	—	—	—	4 190	4 190	820	5 010
Other comprehensive income
Exchange differences on translation of foreign operations (gains/(losses))	—	—	—	—	715	—	—	—	—	715	145	860
Cash flow hedges	—	—	—	—	—	(2)	—	—	—	(2)	(38)	(40)
Re-measurements of post-employment benefits	—	—	—	—	—	—	36	—	—	36	13	49
Total comprehensive income	—	—	—	—	715	(2)	36	—	4 190	4 939	940	5 879
Shares issued	1	12	—	—	—	—	—	—	—	13	—	13
Dividends	—	—	—	—	—	—	—	(44)	(3 088)	(3 132)	(944)	(4 076)
Treasury shares	—	—	27	—	—	—	—	—	—	27	—	27
Share-based payments	—	—	—	87	—	—	—	—	—	87	9	96
Scope and other changes	—	—	—	—	—	—	—	—	93	93	(90)	3

As per 30 June 2014	1 736	17 620	(847)	972	(247)	453	(932)	1 438	32 199	52 392	4 858	57 250

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

1.5.	Unaudited condensed consolidated interim statement of cash flows

For the six-month period ended 30 June Million US dollar	Notes	2014	2013
OPERATING ACTIVITIES
Profit		5 010	10 369
Depreciation, amortization and impairment		1 550	1 395
Impairment losses on receivables, inventories and other assets		33	56
Additions/(reversals) in provisions and employee benefits		(198)	120
Net finance cost	8	1 010	1 274
Loss/(gain) on sale of property, plant and equipment and intangible assets		(8)	(3)
Loss/(gain) on sale of subsidiaries, associates and assets held for sale		(16)	(7)
Revaluation of initial investment in Grupo Modelo		—	(6 415)
Equity-settled share-based payment expense	16	123	105
Income tax expense	9	1 066	849
Other non-cash items included in the profit		(107)	(28)
Share of result of associates		(11)	(283)

Cash flow from operating activities before changes in working capital and use of provisions		8 452	7 432
Decrease/(increase) in trade and other receivables		(673)	(343)
Decrease/(increase) in inventories		(532)	(199)
Increase/(decrease) in trade and other payables	17	84	(997)
Pension contributions and use of provisions		(210)	(282)

Cash generated from operations		7 121	5 611
Interest paid		(1 242)	(1 202)
Interest received		130	129
Dividends received		25	601
Income tax paid		(1 313)	(1 455)

CASH FLOW FROM OPERATING ACTIVITIES		4 721	3 684
INVESTING ACTIVITIES
Proceeds from sale of property, plant and equipment and of intangible assets		90	64
Sale of subsidiaries, net of cash disposed of	6	17	—
Acquisition of subsidiaries, net of cash acquired	6	(5 516)	(16 880)
Purchase of non-controlling interest	14	(57)	(51)
Acquisition of property, plant and equipment and of intangible assets	10/12	(1 669)	(1 393)
Net of tax proceeds from the sale of assets held for sale		(146)	4 787
Net proceeds from sale/(acquisition) of investment in short-term debt securities	13	(39)	6 703
Net proceeds from sale/(acquisition) of other assets		(153)	(160)
Net repayments/(payments) of loans granted		6	(3)

CASH FLOW FROM INVESTING ACTIVITIES		(7 467)	(6 933)
FINANCING ACTIVITIES
Net proceeds from the issue of share capital	14	72	41
Proceeds from borrowings		14 164	18 071
Payments on borrowings		(8 497)	(11 762)
Cash received for deferred shares instrument		—	1 500
Cash net finance costs other than interests		(228)	11
Dividends paid		(4 299)	(4 562)

CASH FLOW FROM FINANCING ACTIVITIES		1 212	3 299
Net increase/(decrease) in cash and cash equivalents		(1 534)	50
Cash and cash equivalents less bank overdrafts at beginning of year		9 833	7 051
Effect of exchange rate fluctuations		83	(410)

Cash and cash equivalents less bank overdrafts at end of period	13	8 382	6 691

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

1.6.	Notes to the unaudited condensed consolidated interim financial statements

Corporate information	1
Statement of compliance	2
Summary of significant accounting policies	3
Use of estimates and judgments	4
Segment reporting	5
Acquisitions and disposals of subsidiaries	6
Exceptional items	7
Finance cost and income	8
Income taxes	9
Property, plant and equipment	10
Goodwill	11
Intangible assets	12
Cash and cash equivalents and investments in short-term debt securities	13
Changes in equity and earnings per share	14
Interest-bearing loans and borrowings	15
Share-based payments	16
Trade and other payables	17
Risks arising from financial instruments	18
Collateral and contractual commitments for the acquisition of property, plant and equipment, loans to customer and other	19
Contingencies	20
Related parties	21
Supplemental guarantor financial information	22
Events after the balance sheet date	23

1. CORPORATE INFORMATION

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer and one of the world’s top five consumer products companies. Beer, the original social network, has been bringing people together for thousands of years and the company’s portfolio of well over 200 beer brands continues to forge strong connections with consumers. This includes global brands Budweiser®, Corona® and Stella Artois®; international brands Beck’s®, Leffe® and Hoegaarden®; and local champions Bud Light®, Skol®, Brahma®, Antarctica®, Quilmes®, Victoria®, Modelo Especial®, Michelob Ultra®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske®, Cass® and Jupiler®. Anheuser-Busch InBev’s dedication to heritage and quality originates from the Den Hoorn brewery in Leuven, Belgium dating back to 1366 and the pioneering spirit of the Anheuser & Co brewery, with origins in St. Louis, USA since 1852. Geographically diversified with a balanced exposure to developed and developing markets, Anheuser Busch InBev leverages the collective strengths of its approximately 155 000 employees based in 25 countries worldwide. In 2013, AB InBev realized 43.2 billion US dollar revenue. The company strives to be the Best Beer Company Bringing People Together For a Better World.

The unaudited condensed consolidated interim financial statements of the company for the six-month period ended 30 June 2014 comprise the company and its subsidiaries (together referred to as “AB InBev” or the “company”) and the company’s interest in associates and jointly controlled entities. The condensed consolidated interim financial statements as of 30 June 2014 and for the six-month periods ended 30 June 2014 and 30 June 2013 are unaudited; however, in the opinion of the company, the interim data include all adjustments, consisting of only normally recurring adjustments, necessary for a fair statement of the results for the interim period.

The unaudited condensed consolidated interim financial statements were authorized for issue by the Board of Directors on 30 July 2014.

2. STATEMENT OF COMPLIANCE

The unaudited condensed consolidated interim financial statements are prepared in accordance with International Financial Reporting Standard (IFRS) IAS 34 Interim Financial Reporting as issued by the International Accounting Standard Board (IASB) and as adopted by the European Union. They do not include all of the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of the company as at and for the year ended 31 December 2013. AB InBev did not apply any European carve-outs from IFRS. AB InBev has not applied early any new IFRS requirements that are not yet effective in 2014.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied are consistent with those applied in the annual consolidated financial statements ended 31 December 2013, except as described below.

(A) SUMMARY OF CHANGES IN ACCOUNTING POLICIES

A number of new standards, amendment to standards and new interpretations became mandatory for the first time for the financial year beginning 1 January 2014, and have not been listed in these unaudited condensed consolidated interim financial statements because of either their non-applicability to or their immateriality to AB InBev’s consolidated financial statements.

(B) FOREIGN CURRENCIES

FOREIGN CURRENCY TRANSACTIONS

Foreign currency transactions are accounted for at exchange rates prevailing at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the balance sheet date rate. Gains and losses resulting from the settlement of foreign currency transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement. Non-monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rate prevailing at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated to US dollar at foreign exchange rates ruling at the dates the fair value was determined.

TRANSLATION OF THE RESULTS AND FINANCIAL POSITION OF FOREIGN OPERATIONS

Assets and liabilities of foreign operations are translated to US dollar at foreign exchange rates prevailing at the balance sheet date. Income statements of foreign operations, excluding foreign entities in hyperinflationary economies, are translated to US dollar at exchange rates for the year approximating the foreign exchange rates prevailing at the dates of the transactions. The components of shareholders’ equity are translated at historical rates. Exchange differences arising from the translation of shareholders’ equity to US dollar at period-end exchange rates are taken to other comprehensive income (translation reserves).

In hyperinflationary economies, re-measurement of the local currency denominated non-monetary assets, liabilities, income statement accounts as well as equity accounts is made by applying a general price index. These re-measured accounts are used for conversion into US dollar at the closing exchange rate. AB InBev did not operate in hyperinflationary economies in 2013 and 2014.

EXCHANGE RATES

The most important exchange rates that have been used in preparing the financial statements are:

	Closing rate			Average rate
1 US dollar equals:	30 June 2014	31 December 2013	30 June 2013	30 June 2014	30 June 2013
Argentinean peso	8.132714	6.518027	5.385199	7.825394	5.063562
Brazilian real	2.202497	2.342604	2.215599	2.309346	2.027497
Canadian dollar	1.068165	1.063810	1.048470	1.095976	1.015568
Chinese yuan	6.203112	6.054043	6.137616	6.172767	6.193392
Euro	0.732172	0.725111	0.764526	0.727973	0.763732
Mexican Peso	12.971193	13.084394	13.027844	13.104824	12.666379
Pound sterling	0.586835	0.604525	0.655351	0.599758	0.648755
Russian ruble	33.751532	32.729000	32.708393	35.128745	30.978015
Ukrainian hryvnia	11.823337	7.993022	7.993037	10.372349	7.993008

(C) RECENTLY ISSUED IFRS

IFRSs WITH EFFECTIVE APPLICATION FOR ANNUAL PERIODS AFTER 1ST JANUARY 2014:

To the extent that new IFRS requirements are expected to be applicable in the future, they have been summarized hereafter. For six-month period ended 30 June 2014, they have not been applied in preparing these unaudited condensed consolidated interim financial statements.

IFRS 9 Financial Instruments:

IFRS 9 Financial Instruments is the standard issued as part of a wider project to replace IAS 39. IFRS 9 introduces a logical approach for the classification of financial assets, which is driven by cash flow characteristics and the business model in which an asset is held; defines a new expected-loss impairment model that will require more timely recognition of expected credit losses; and introduces a substantially-reformed model for hedge accounting, with enhanced disclosures about risk management activity. The new hedge accounting model represents a significant overhaul of hedge accounting that aligns the accounting treatment with risk management activities. IFRS 9 also removes the volatility in profit or loss that was caused by changes in the credit risk of liabilities elected to be measured at fair value. IFRS 9 will be effective for annual periods beginning on or after 1 January 2018. Early application is permitted.

IFRS 15 Revenue from Contracts with Customers:

The core principle of the new standard is for companies to recognize revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration (that is, payment) to which the company expects to be entitled in exchange for those goods or services. The new standard will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (for example, service revenue and contract modifications) and improve guidance for multiple-element arrangements.

Other Standards, Interpretations and Amendments to Standards

A number of other amendments to standards are effective for annual periods beginning after 1 January 2014, and have not been listed above because of either their non-applicability to or their immateriality to AB InBev’s consolidated financial statements.

4.	USE OF ESTIMATES AND JUDGMENTS

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Although each of its significant accounting policies reflects judgments, assessments or estimates, AB InBev believes that the following accounting policies reflect the most critical judgments, estimates and assumptions that are important to its business operations and the understanding of its results: business combinations, intangible assets, goodwill, impairment, provisions, share-based payments, employee benefits and accounting for current and deferred tax.

The fair values of acquired identifiable intangibles are based on an assessment of future cash flows. Impairment analyses of goodwill and indefinite-lived intangible assets are performed annually and whenever a triggering event has occurred, in order to determine whether the carrying value exceeds the recoverable amount. These calculations are based on estimates of future cash flows.

The company uses its judgment to select a variety of methods including the discounted cash flow method and option valuation models and makes assumptions about the fair value of financial instruments that are mainly based on market conditions existing at each balance sheet date.

Actuarial assumptions are established to anticipate future events and are used in calculating pension and other long-term employee benefit expense and liability. These factors include assumptions with respect to interest rates, rates of increase in health care costs, rates of future compensation increases, turnover rates, and life expectancy.

The company is subject to income tax in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income tax. There are some transactions and calculations for which the ultimate tax determination is uncertain. Some subsidiaries within the group are involved in tax audits and local enquiries usually in relation to prior years. Investigations and negotiations with local tax authorities are ongoing in various jurisdictions at the balance sheet date and, by their nature, these can take considerable time to conclude. In assessing the amount of any income tax provisions to be recognized in the financial statements, estimation is made of the expected successful settlement of these matters. Estimates of interest and penalties on tax liabilities are also recorded. Where the final outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period such determination is made.

Judgments made by management in the application of IFRS that have a significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are further discussed in the relevant notes hereafter.

In preparing these unaudited condensed consolidated interim financial statements, the significant judgments made by management in applying the company’s accounting policies and the key sources of estimating uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended 31 December 2013, except as for plan amendments of post-retirement healthcare benefits in the United States, which were estimated by the company’s actuaries and led to an increase of profit from operations, of which 223m US dollar were recognized as other operating income for the six-month period ended 30 June 2014, as well as for the valuation of the individual assets acquired and liabilities assumed as part of the allocation of the OB purchase price. The company is in the process of finalizing the allocation of the purchase price to the individual assets acquired and liabilities assumed in compliance with IFRS 3. Following the acquisition of OB, AB InBev is fully consolidating OB in the AB InBev unaudited financial statements as of 1 April 2014. Detail is provided in Note 6 – Acquisitions and disposals of Subsidiaries of these unaudited condensed consolidated interim financial statements.

5. SEGMENT REPORTING

Segment information is presented by geographical segments, consistent with the information that is available and evaluated regularly by the chief operating decision maker. AB InBev operates its business through seven business segments. Regional and operating company management is responsible for managing performance, underlying risks, and effectiveness of operations. Internally, AB InBev’s management uses performance indicators such as normalized profit from operations (normalized EBIT) and normalized EBITDA as measures of segment performance and to make decisions regarding allocation of resources. These measures are reconciled to segment profit in the tables presented (figures may not add up due to rounding).

Given the transformational nature of the transaction with Grupo Modelo that closed on 4 June 2013, and to facilitate the understanding of AB InBev’s underlying performance, AB InBev has updated its 2013 segment reporting for purposes of result announcement and internal review by senior management. This presentation (referred to as the “2013 Reference Base”) includes, for comparative purposes, the results of the Grupo Modelo business as if the combination had taken place on 4 June 2012. Accordingly, the 2013 Reference base presented below includes 6 months of the Grupo Modelo combination.

The 2013 Reference Base further reflects updates to the 2013 segment reporting for purposes of result announcement and internal review by senior management to reflect changes in the Zone presentation of AB InBev that were effective 1 January 2014. The changes include the combination of AB InBev’s Western Europe and Central & Eastern Europe Zones into a single Europe Zone, the transfer of responsibility from Global Export and Holding Companies to the Europe Zone of the company’s Spanish operations and the export of Corona to a number of European countries, and the transfer of management responsibility for Cuba to the Zone Latin America North.

The Grupo Modelo operations are reported according to their geographical presence in the following segments: the Mexico beer and packaging businesses are reported in the Zone Mexico, the Export business is reported in the Global Export and Holding Companies segment and the sale of Modelo brands by AB InBev affiliates are reported in the respective Zones where these affiliates operate. The Oriental Brewery business is reported in the Zone Asia Pacific as from 1 April 2014.

All figures in the tables below are stated in million US dollar, except volume (million hls) and Normalized EBITDA margin (in %). The information presented is for the six-month period ended 30 June, except for Statement of financial position comparatives at 31 December 2013.

SEGMENT REPORTING (2013 REFERENCE BASE)

	North America		Mexico		Latin America North		Latin America South		Europe		Asia Pacific		Global Export and Holding Companies		Effect of acquisition		Consolidated
	2014	2013 Reference base	2014	2013 Reference base	2014	2013 Reference base	2014	2013 Reference base	2014	2013 Reference base	2014	2013 Reference base	2014	2013 Reference base	2014	2013 Bridge to Reported	2014	2013 Reported
Volume	61	61	19	19	60	56	17	17	22	23	40	32	6	8	—	(20)	225	196
Revenue	8 012	7 962	2 339	2 335	5 213	5 118	1 311	1 520	2 483	2 415	2 350	1 619	1 098	1 104	—	(2 319)	22 806	19 756
Cost of sales	(3 158)	(3 266)	(709)	(853)	(1 819)	(1 762)	(492)	(594)	(1 069)	(1 113)	(1 152)	(916)	(754)	(825)	—	975	(9 154)	(8 355)
Distribution expenses	(649)	(635)	(239)	(249)	(679)	(673)	(133)	(152)	(249)	(252)	(188)	(137)	(88)	(69)	—	228	(2 225)	(1 936)
Sales and marketing expenses	(1 074)	(925)	(426)	(432)	(702)	(697)	(173)	(179)	(578)	(529)	(527)	(390)	(128)	(98)	—	384	(3 606)	(2 869)
Administrative expenses	(241)	(231)	(242)	(257)	(250)	(266)	(49)	(52)	(182)	(167)	(172)	(146)	(222)	(185)	—	229	(1 359)	(1 074)
Other operating income/(expenses)	258	31	125	104	258	302	(6)	(10)	8	10	59	48	17	25	—	(103)	719	408
Normalized profit from operations (EBIT)	3 149	2 936	848	648	2 021	2 024	458	534	413	365	370	78	(78)	(47)	—	(606)	7 181	5 930
Depreciation, amortization and impairment	(366)	(385)	(213)	(190)	(357)	(376)	(84)	(94)	(219)	(240)	(234)	(192)	(78)	(74)	—	156	(1 550)	(1 395)
Normalized EBITDA	3 514	3 320	1 062	836	2 377	2 403	542	629	632	605	604	270	—	26	—	(765)	8 731	7 325
Normalized EBITDA margin in %	43.9%	41.7%	45.4%	35.8%	45.6%	47.0%	41.3%	41.4%	25.5%	25.1%	25.7%	16.7%					38.3%	37.1%

SEGMENT REPORTING (2013 REPORTED)

	North America		Mexico		Latin America North		Latin America South		Europe		Asia Pacific		Global Export and Holding Companies		Consolidated
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
Volume	61	61	19	3	60	57	17	17	22	23	40	32	6	4	225	196
Revenue	8 012	7 962	2 339	410	5 213	5 118	1 311	1 520	2 483	2 364	2 350	1 619	1 098	762	22 806	19 756
Cost of sales	(3 158)	(3 266)	(709)	(143)	(1 819)	(1 761)	(492)	(594)	(1 069)	(1 095)	(1 152)	(916)	(754)	(580)	(9 154)	(8 355)
Distribution expenses	(649)	(635)	(239)	(35)	(679)	(672)	(133)	(151)	(249)	(248)	(188)	(137)	(88)	(58)	(2 225)	(1 936)
Sales and marketing expenses	(1 074)	(925)	(426)	(67)	(702)	(697)	(173)	(180)	(578)	(519)	(527)	(390)	(128)	(89)	(3 606)	(2 869)
Administrative expenses	(241)	(231)	(242)	(34)	(250)	(265)	(49)	(52)	(182)	(165)	(172)	(146)	(222)	(181)	(1 359)	(1 074)
Other operating income/(expenses)	258	31	125	7	258	301	(6)	(10)	8	10	59	48	17	20	719	408
Normalized profit from operations (EBIT)	3 149	2 936	848	137	2 021	2 024	458	534	413	347	370	78	(78)	(126)	7 181	5 930
Exceptional items (refer Note 7)	(2)	—	(26)	(43)	(1)	(1)	(2)	(2)	(15)	(6)	(58)	(9)	(1)	6 340	(106)	6 279
Profit from operations (EBIT)	3 146	2 936	822	95	2 020	2 023	455	532	398	342	312	69	(79)	6 214	7 075	12 209
Net finance income/(cost)	(306)	(397)	(1 004)	16	(173)	(243)	(124)	(14)	(351)	(333)	(16)	4	964	(307)	(1 010)	(1 274)
Share of result of associates	4	277	6	4	2	—	—	—	—	1	—	—	—	—	11	283
Profit before tax	2 844	2 816	(176)	115	1 849	1 780	331	518	46	9	297	73	885	5 908	6 076	11 218
Income tax expense	(761)	(803)	(60)	(37)	(149)	(181)	(123)	(163)	(16)	68	(79)	(32)	122	299	(1 066)	(849)
Profit	2 083	2 013	(236)	78	1 700	1 599	208	355	30	77	217	41	1 007	6 206	5 010	10 369
Normalized EBITDA	3 514	3 320	1 062	169	2 377	2 403	542	628	632	587	604	270	—	(52)	8 731	7 325
Exceptional items (including impairment)	(2)	—	(26)	(43)	(1)	(1)	(2)	(2)	(15)	(6)	(58)	(9)	(1)	6 340	(106)	6 279
Depreciation, amortization and impairment	(366)	(384)	(213)	(31)	(356)	(379)	(84)	(94)	(219)	(243)	(234)	(192)	(78)	(74)	(1 550)	(1 395)
Net finance income/(cost)	(306)	(397)	(1 004)	16	(173)	(243)	(124)	(14)	(351)	(333)	(16)	4	964	(307)	(1 010)	(1 274)
Share of results of associates	4	277	6	4	2	—	—	—	—	1	—	—	—	—	11	283
Income tax expense	(761)	(803)	(60)	(37)	(149)	(181)	(123)	(163)	(16)	68	(79)	(32)	122	299	(1 066)	(849)
Profit	2 083	2 013	(236)	78	1 700	1 599	208	355	30	77	217	41	1 007	6 206	5 010	10 369
Normalized EBITDA margin	43.9%	41.7%	45.4%	41.2%	45.6%	47.0%	41.3%	41.3%	25.5%	24.8%	25.7%	16.7%	—	—	38.3%	37.1%
Segment assets	64 486	64 639	31 091	30 259	18 688	17 503	3 542	3 483	8 797	8 397	13 572	6 246	4 698	4 242	144 873	134 769
Intersegment elimination															(6 289)	(5 171)
Non-segmented assets															11 311	12 068
Total assets															149 895	141 666
Segment liabilities	6 160	6 690	4 918	3 653	5 353	5 782	1 225	1 228	5 457	4 812	4 053	2 996	2 267	3 133	29 433	28 293
Intersegment elimination															(6 289)	(5 171)
Non-segmented liabilities															126 751	118 544
Total liabilities															149 895	141 666

6. ACQUISITIONS AND DISPOSALS OF SUBSIDIARIES

The table below summarizes the impact of the acquisitions on the Statement of financial position and cash flows of AB InBev for 30 June 2014 and 2013:

Million US dollar	2014 Acquisitions	2013 Acquisitions	2014 Disposals
Non-current assets
Property, plant and equipment	812	4 641	—
Intangible assets	1 182	5 093	—
Investment in subsidiaries	—	44	—
Investment in associates	—	75	—
Investment securities	—	39	—
Trade and other receivables	47	65	—
Deferred tax assets	55	—	—
Current assets
Inventories	104	614	—
Income tax receivable	—	1	—
Trade and other receivables	299	688	—
Cash and cash equivalents	247	2 674	—
Assets held for sale	—	4 806	—
Non-controlling interests	—	(40)	—
Non-current liabilities
Interest-bearing loans and borrowings	(499)	—	—
Trade and other payables	(183)	(472)	—
Employee benefits	(27)	(256)	—
Provisions	—	(21)	—
Deferred tax liabilities	(294)	(1 084)	—
Current liabilities			—
Interest-bearing loans and borrowings	(34)	(68)	—
Income tax payable	(105)	(1 268)	—
Trade and other payables	(635)	(1 142)	—
Provision	—	(16)	—

Net identifiable assets and liabilities	969	14 373	—
Goodwill on acquisitions	4 818	20 204	—
Acquisition-date fair value of the previously held equity interest	—	(12 946)	(17)
Shareholdings increases	—	(11)	—
Consideration to be paid	(25)	(2 067)	—
Net cash paid on prior years acquisitions	1	1	—

Consideration paid/(received), satisfied in cash	5 763	19 554	(17)
Cash (acquired)/ disposed of	(247)	(2 674)	—

Net cash outflow/(inflow)	5 516	16 880	(17)

2014 ACQUISITIONS

The following transactions took place in 2014:

Oriental Brewery acquisition

On 1 April 2014, AB InBev completed the acquisition of Oriental Brewery (“OB”), the leading brewer in South Korea. The acquisition returned OB to the AB InBev portfolio, after AB InBev sold the company in July 2009, following the combination of InBev and Anheuser-Busch, in support of the company’s deleveraging commitment.

The enterprise value for the transaction was 5.8 billion US dollar, and as a result of an agreement entered into in 2009, AB InBev also received approximately 320m US dollar in cash at closing from this transaction, subject to closing adjustments according to the terms of the transaction.

AB InBev financed the transactions with the issuance of bonds during the first half of 2014.

Transaction costs for the combination approximated 0.1 billion US dollar and were reported as incurred in the exceptional expenses in 2014.

The company is in the process of finalizing the allocation of the purchase price to the individual assets acquired and liabilities assumed in compliance with IFRS 3. The provisional allocation of the purchase price included in the balance sheet and detailed in the table below is based on the current best estimates of AB InBev’s management with input from independent third parties. The completion of the purchase price allocation may result in further adjustment to the carrying value of OB’s recorded assets and liabilities and the determination of any residual amount that will be allocated to goodwill.

The following table presents the provisional allocation of purchase price to the Oriental Brewery business:

Million US dollar	Before Purchase Price Allocation	Purchase Price Allocation	After Purchase Price Allocation
Non-current assets
Property, plant and equipment	729	5	734
Goodwill	1 128	(1 128)	—
Intangible assets	313	797	1 110
Trade and other receivables	47	—	47
Current assets
Inventories	95	—	95
Trade and other receivables	272	(2)	270
Cash and cash equivalent	245	—	245
Non-current liabilities
Interest-bearing loans and borrowings	(499)	—	(499)
Employee benefits	(27)	—	(27)
Deferred tax liabilities	(92)	(193)	(286)
Current liabilities
Interest-bearing loans and borrowings	(7)	—	(7)
Income tax payable	(94)	—	(94)
Trade and other payables	(523)	—	(523)

Net identified assets and liabilities	1 587	(522)	1 065
Goodwill on acquisition			4 131

Net assets acquired			5 196
Consideration paid (enterprise value minus net debt)			5 519
Cash received as part of the operation			(323)

Net consideration paid, satisfied in cash			5 196
Cash and cash equivalent acquired			(245)

Net cash outflow			4 951

The transaction resulted in 4.1 billion US dollar of goodwill provisionally allocated primarily to the Korean business. The factors that contributed to the recognition of goodwill include the acquisition of an assembled workforce and expected improved efficiencies through best-practice sharing. Goodwill also arises due to the recognition of deferred tax liabilities in relation to the preliminary fair value adjustments on acquired intangible assets. None of the goodwill recognized is deductible for tax purposes.

The valuation of the property, plant and equipment, intangible assets and employee benefits and other assets and liabilities are based on the current best estimates of AB InBev’s management, with input from independent third parties.

The majority of the intangible asset valuation relates to brands with indefinite life. The valuation of the brands with indefinite life is based on a series of factors, including the brand history, the operating plan and the countries in which the brands are sold. The intangibles with an indefinite life mainly include the Cass brand family and have been fair valued for a total amount of 1.1 billion US dollar.

A deferred tax liability has been accrued on most fair value adjustments considering a tax rate of 24.2%.

As of 1 April 2014, the completion date of the transaction, OB contributed 406m US dollar to the revenue and 105m US dollar to the profit of AB InBev. If the acquisition date had been 1 January 2014 it is estimated that AB InBev’s unaudited combined revenue, profit from operations and profit would have been higher by 318m US dollar, 99m US dollar, and 70m US dollar, respectively. The unaudited combined results do not include any anticipated cost savings or other effects of the planned integration of OB. Accordingly, such amounts are not necessarily indicative of the results if the combination had occurred on 1 January 2014 or that may result in the future.

Other acquisitions

On 8 April 2014, Anheuser-Busch InBev completed the acquisition of the Siping Ginsber Draft Beer Co., Ltd. (“Ginsber”) in Jilin province, which owns the Ginsber brand. The aggregate purchase price was approximately 539m US dollar. The acquired business had an immaterial impact on profit in 2014. The company is in the process of finalizing the allocation of the purchase price to the individual assets acquired and liabilities assumed in compliance with IFRS 3.

During the first six months of 2014, AB InBev acquired Blue Point brewery, Long Island and also a distributor in the United States for an aggregate purchase price of 22m US dollar and 30m US dollar, respectively. The acquired businesses had an immaterial impact on profit in 2014. The company is in the process of finalizing the allocation of the purchase price to the individual assets acquired and liabilities assumed in compliance with IFRS 3.

During the first six months of 2014, AB InBev paid 1m US dollar to former Anheuser-Busch shareholders (1m US dollar in the first six months of 2013). By 30 June 2014, 7m US dollar consideration remains payable to former Anheuser-Busch shareholders whom did not yet claim the proceeds. This payable is recognized as a deferred consideration on acquisitions.

2013 ACQUISITIONS

The following transactions took place in the first six months of 2013:

Combination with Grupo Modelo

On 4 June 2013, AB InBev completed the combination with Grupo Modelo pursuant to the Transaction agreement between AB InBev and Grupo Modelo S.A.B de CV announced on 29 June 2012.

The combination was completed through a series of steps that simplified Grupo Modelo’s corporate structure, followed by an all-cash tender offer by AB InBev for all outstanding Grupo Modelo shares that it did not own at that time for 9.15 US dollar per share, in a transaction value at 20.1 billion US dollar. By 4 June 2013 and following the settlement of the tender offer AB InBev owned approximately 95% of Grupo Modelo’s outstanding shares. On 4 June 2013, AB InBev established and funded a Trust that will accept further tender of shares by Grupo Modelo shareholders at a price of 9.15 US dollar per share over a period of up to 25 months, during which time Grupo Modelo will continue to be quoted on the Mexican stock exchange. As of 30 June 2014, AB InBev owned approximately 96% of Grupo Modelo’s outstanding shares and 1.5 billion US dollar is deposited with the Trust and are reported in these audited financial statements as restricted cash. AB InBev recognized a liability for the Grupo Modelo shares it did not acquire by 30 June 2014 (see also Note 13 Cash and cash equivalents and investments in short-term debt securities and Note 17 Trade and other payables).

The transaction resulted in 19.6 billion US dollar of goodwill allocated primarily to the Mexico business. The majority of the intangible asset valuation related to brands with indefinite life. These mainly include the Corona brand family, the Modelo brand family and the Victoria brand family and have been fair valued for a total amount of 4.5 billion US dollar.

A deferred tax liability has been accrued on most fair value adjustments considering a tax rate of 30%.

On 7 June 2013, in a transaction related to the combination of AB InBev and Grupo Modelo, Grupo Modelo completed the sale of its US business to Constellation Brands, Inc. (“Constellation”). The transaction included the sale of Grupo Modelo’s 50% stake in Crown Imports for a total consideration of 1.845 billion US dollar and the sale of the Grupo Modelo’s Piedras Negras brewery and perpetual rights to Grupo Modelo’s brands distributed by Crown in the US for 2.9 billion US dollar, subject to a post-closing adjustment estimated at 558m US dollar and collected in 2014. These assets were recognized as assets held for sale at their after tax net realizable value in the opening balance sheet.

AB InBev and Constellation have established a three-year transition services agreement to ensure the smooth transition of the operations of the Piedras Negras brewery. A temporary supply agreement has also been negotiated as part of the acquisition agreements whereby Constellation can purchase inventory from AB InBev under a specified pricing until the Piedras Negras brewery business acquires the necessary capacity to fulfill 100 percent of the US demand. As part of the opening balance sheet AB InBev recognized a liability for prepaid discounts related to the temporary supply agreement. The prepaid discount will be amortized in the consolidated income statement in line with volumes sold to Constellation.

Other acquisitions

On 27 April 2013, AB InBev completed a transaction to acquire four breweries in China with a total capacity of approximately 9 million hectoliters. The aggregated purchase price was approximately 439m US dollar.

During the first six months of 2013, Ambev acquired different distributors in Brazil for a total consideration of 47m US dollar and 0.92% additional stake in Cervecería Nacional Dominicana S.A. (“CND”) for a total consideration of 22m US dollar, as part of the 2012 transaction in which Ambev acquired a controlling interest in CND.

2014 DISPOSALS

During the first six months of 2014, AB InBev collected 17m US dollar proceeds from prior years’ sale of the Central European operations to CVC Capital Partners.

2013 DISPOSALS

No disposals occurred in the six-month period ending 30 June 2013.

7. EXCEPTIONAL ITEMS

IAS 1 Presentation of financial statements requires material items of income and expense to be disclosed separately. Exceptional items are items, which in management’s judgment need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information. The company considers these items to be of significance in nature, and accordingly, management has excluded these from their segment measure of performance as noted in Note 5 Segment Reporting.

The exceptional items included in the income statement are as follows:

For the six-month period ended 30 June Million US dollar	2014	2013
Restructuring (including impairment losses)	(51)	(62)
Fair value adjustments	—	6 415
Acquisition costs business combinations	(68)	(74)
Business and asset disposal (including impairment losses)	13	—

Impact on profit from operations	(106)	6 279

The exceptional restructuring charges for the six-month period ended 30 June 2014 total (51)m US dollar. These charges relate to the integration of Grupo Modelo and to organizational alignments in Asia Pacific, Europe, North America, Latin America North and Latin America South. These changes aim to eliminate overlap or duplicated processes, taking into account the right match of employee profiles with the new organizational requirements. These one-time expenses, as a result of the series of decisions, provide the company with a lower cost base in addition to a stronger focus on AB InBev’s core activities, quicker decision-making and improvements to efficiency, service and quality.

Acquisition costs of business combinations amount to (68)m US dollar by the end of June 2014 primarily relating to cost incurred for the acquisition of OB that closed on 1 April 2014 – see also Note 6 Acquisition and disposal of subsidiaries.

The business and asset disposals (including impairment losses) resulted in a net gain of 13m US dollar as per 30 June 2014 mainly attributable to the additional proceeds from prior years’ sale.

The exceptional restructuring charges for the six-month period ended 30 June 2013 total (62)m US dollar. These charges primarily relate to the integration of Grupo Modelo, the integration of Cervecería Nacional Dominicana S.A. and to organizational alignments in China, Europe and Latin America South.

Fair value adjustments recognized in 2013 for a total of 6 415m US dollar, relate to the exceptional, non-cash impact of revaluing the initial investment held in Grupo Modelo and the recycling to the consolidated income statement of amounts related to the investment, previously recognized in the consolidated statement of comprehensive income in line with IFRS 3.

Acquisition costs of business combinations amount to (74)m US dollars by the end of June 2013 relating to cost incurred for the combination with Grupo Modelo and the acquisition of four breweries in China on 27 April 2013 – see also Note 6 Acquisition and disposal of subsidiaries.

The company also incurred exceptional finance income of 238m US dollar for the six-month period ended 30 June 2014 (30 June 2013: (19)m US dollar)—see Note 8 Finance cost and income.

All the above amounts are before income taxes. The exceptional items as of 30 June 2014 decreased income taxes by 26m US dollar (30 June 2013: (109)m US dollar increase of income taxes).

Non-controlling interest on the exceptional items amounts to 2m US dollar for the six-month period ended 30 June 2014 (30 June 2013: 1m US dollar).

8. FINANCE COST AND INCOME

FINANCE COSTS

For the six-month period ended 30 June Million US dollar	2014	2013
Interest expense	(1 049)	(1 046)
Capitalization of borrowing costs	21	21
Net interest on net defined benefit liabilities	(58)	(76)
Accretion expense	(158)	(153)
Net foreign exchange losses (net of the effect of foreign exchange derivative instruments)	(170)	—
Net losses on hedging instruments that are not part of a hedge accounting relationship	—	(48)
Tax on financial transactions	(21)	(25)
Other financial costs, including bank fees	(58)	(74)

	(1 493)	(1 401)
Exceptional finance costs	—	(100)

	(1 493)	(1 501)

Finance costs, excluding exceptional items, increased by 92m US dollar from prior year mainly driven by net foreign exchange losses on US dollar cash held in Mexico and on intercompany transactions.

Borrowing costs capitalized relate to the capitalization of interest expenses directly attributable to the acquisition and construction of qualifying assets mainly in Brazil. Interests are capitalized at a borrowing rate ranging between 6% and 12.5%.

Following the acquisition of the remaining stake in Grupo Modelo, AB InBev recognized an exceptional expense of 100m US dollar in 2013 mainly composed of utilization fees and accelerated accretion expenses related to the 2012 Facilities Agreement. The accelerated accretion follows the repayment and termination of the 2012 Facilities Agreement in June 2013.

Interest expense is presented net of the effect of interest rate derivative instruments hedging AB InBev’s interest rate risk – see also Note 29 Risks arising from financial instruments of the 31 December 2013 consolidated financial statements.

FINANCE INCOME

For the six-month period ended 30 June Million US dollar	2014	2013
Interest income	145	125
Net foreign exchange gains (net of the effect of foreign exchange derivative instruments)	—	7
Net gains on hedging instruments that are not part of a hedge accounting relationship	66	—
Other financial income	34	14

	245	146
Exceptional finance income	238	81

	483	227

Finance income, excluding exceptional items, increased mainly due to the mark-to-market result on certain derivatives related to the hedging of share-based payment programs which reached net gains of 292m US dollar in the first six months of 2014 (30 June 2013: 105m US dollar income). This result was partially offset by costs of currency hedges. See also Note 18 Risks arising from financial instruments.

Exceptional net finance income for the six-month period ended 30 June 2014 of 238m US dollar results from mark-to market adjustments on derivative instruments entered into to hedge the deferred share instrument issued in a transaction related to the combination with Grupo Modelo (30 June 2013: 81m US dollar income). By 30 June 2014, 100% of the deferred share instrument had been hedged at an average price of approximately 68 euro per share. See also Note 14 Changes in equity and earnings per share.

No interest income was recognized on impaired financial assets.

9. INCOME TAXES

Income taxes recognized in the income statement can be detailed as follows:

For the six-month period ended 30 June Million US dollar	2014	2013
Current tax expense
Current year	(1 260)	(1 335)
Deferred tax (expense)/income	194	486

Total income tax expense in the income statement	(1 066)	(849)

The reconciliation of the effective tax rate with the aggregated weighted nominal tax rate can be summarized as follows:

For the six-month period ended 30 June Million US dollar	2014	2013[1]
Profit before tax	6 076	11 218
Deduct share of result of associates	11	283

Profit before tax and before share of result of associates	6 065	10 935
Adjustments on taxable basis
One-time events related to the Grupo Modelo combination	—	(6 415)
Foreign source income	(360)	—
Government incentives	(329)	(310)
Taxable intercompany dividends	24	9
Expenses not deductible for tax purposes	404	8
Other non-taxable income	(251)	(3)

	5 553	4 224
Aggregated weighted nominal tax rate	32.5%	32.6%
Tax at aggregated weighted nominal tax rate	(1 806)	(1 398)
Adjustments on tax expense
Utilization of tax losses not previously recognized	7	7
Recognition of deferred taxes assets on previous years’ tax losses	2	—
Write-down of deferred tax assets on tax losses and current year losses for which no deferred tax asset is recognized	(103)	(102)
(Underprovided)/overprovided in prior years	(7)	47
Deductions from interest on equity	417	185
Deductions from goodwill	61	161
Other tax deductions	484	274
Change in tax rate	49	44
Withholding taxes	(199)	(63)
Other tax adjustments	29	(4)

	(1 066)	(849)
Effective tax rate	17.6%	7.8%

The total income tax expense for the six-month period ended 30 June 2014 amounts to 1 066m US dollar compared to 849m US dollar for the same period 2013. The effective tax rate increased from 7.8% for the six-month period ended 30 June 2013 to 17.6% for the six-month period ended 30 June 2014, mainly resulting from the 2013 non-taxable, exceptional gain related to the fair value adjustment on the initial investment held in Grupo Modelo, changes in country profit mix, including the impact resulting from the combination with Grupo Modelo.

The Company benefits from tax exempted income and tax credits which are expected to continue in the future, except for the one-time benefit realized in 2013 relating to Grupo Modelo, and the tax deductible goodwill in Brazil which will expire in 2017. The Company does not benefit from significantly low tax rates in any particular jurisdiction.

[1]	Reclassified to conform to the 2014 presentation.

10.	PROPERTY, PLANT AND EQUIPMENT

	30 June 2014					31 December 2013
Million US dollar	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total	Total
Acquisition cost
Balance at end of previous year	9 968	22 414	3 660	2 065	38 107	33 108
Effect of movements in foreign exchange	33	41	(11)	(4)	59	(1 359)
Acquisitions	72	540	132	619	1 363	3 523
Acquisitions through business combinations	470	293	20	29	812	4 818
Disposals	(11)	(227)	(56)	(2)	(296)	(1 697)
Transfer (to)/from other asset categories and other movements[1]	237	871	95	(1 288)	(85)	(286)

Balance at end of the period	10 769	23 932	3 840	1 419	39 960	38 107
Depreciation and impairment losses
Balance at end of previous year	(2 824)	(11 947)	(2 444)	(3)	(17 218)	(16 647)
Effect of movements in foreign exchange	(5)	(16)	11	1	(9)	549
Disposals	5	171	43	—	219	1 470
Depreciation	(178)	(973)	(203)	—	(1 354)	(2 567)
Impairment losses	—	(16)	—	(1)	(17)	(70)
Transfer to/(from) other asset categories and other movements[1]	45	(113)	36	1	(31)	47

Balance at end of the period	(2 957)	(12 894)	(2 557)	(2)	(18 410)	(17 218)
Carrying amount
at 31 December 2013	7 144	10 467	1 216	2 062	20 889	20 889
at 30 June 2014	7 812	11 038	1 283	1 417	21 550	—

The carrying amount of property, plant and equipment subject to restrictions on title amounts to 118m US dollar.

Contractual commitments to purchase property, plant and equipment amounted to 860m US dollar as at 30 June 2014 compared to 591m US dollar as at 31 December 2013. The increase results from projects mainly in Latin America North and Asia Pacific.

LEASED ASSETS

The company leases land and buildings as well as equipment under a number of finance lease agreements. The carrying amount as at 30 June 2014 of leased land and buildings was 154m US dollar (31 December 2013: 155m US dollar).

11. GOODWILL

Million US dollar	30 June 2014	31 December 2013
Acquisition cost
Balance at end of previous year	69 933	51 773
Effect of movements in foreign exchange	487	(1 799)
Purchases of non-controlling interest	—	(29)
Acquisitions through business combinations	4 818	19 988

Balance at end of the period	75 238	69 933
Impairment losses
Balance at end of previous year	(7)	(7)
Impairment losses	—	—

Balance at end of the period	(7)	(7)
Carrying amount
at 31 December 2013	69 927	69 927
at 30 June 2014	75 231	—

Goodwill increased from 69 927m US dollar per end of December 2013 to 75 231m US dollar per end of June 2014.

Current year acquisitions through business combinations primarily reflect the OB acquisition in South Korea, the acquisition of Ginsber in China, as well as, a brewery and a wholesaler in the United States. See also Note 6 Acquisition and disposals.

In 2013, the combination with Grupo Modelo resulted in the recognition of goodwill of 19 592m US dollar and the acquisition of four breweries in China, different distributors in Brazil and a wholesaler in United States resulted in the recognition of 380m US dollar goodwill.

AB InBev’s annual goodwill impairment testing is performed during the fourth quarter of the year, or whenever a triggering event has occurred.

[2]	The transfer (to)/from other asset c categories and other movements mainly relates to transfers from assets under construction to their respective asset categories, to contributions of assets to pension plans and to the separate presentation in the balance sheet of property, plant and equipment held for sale in accordance with IFRS 5 Non-current assets held for sale and discontinued operations.

12. INTANGIBLE ASSETS

	30 June 2014					31 December 2013
Million US dollar	Brands	Commercial intangibles	Software	Other	Total	Total
Acquisition cost
Balance at end of previous year	26 491	2 782	1 340	518	31 131	25 868
Effect of movements in foreign exchange	(9)	4	—	(9)	(14)	(240)
Acquisitions through business combinations	1 104	57	4	17	1 182	5 068
Acquisitions and expenditures	1	176	56	35	268	543
Disposals	—	(6)	—	—	(6)	(286)
Transfer (to)/from other asset categories and other movements	—	—	116	(95)	21	178

Balance at end of period	27 587	3 013	1 516	466	32 582	31 131
Amortization and impairment losses
Balance at end of previous year	—	(830)	(902)	(61)	(1 793)	(1 497)
Effect of movements in foreign exchange	—	7	1	1	9	16
Amortization	—	(96)	(91)	(6)	(193)	(334)
Impairment losses	—	—	—	—	—	(10)
Disposals	—	4	—	—	4	52
Transfer to/(from) other asset categories and other movements	—	3	—	—	3	(20)

Balance at end of period	—	(912)	(992)	(66)	(1 970)	(1 793)
Carrying value
at 31 December 2013	26 491	1 952	438	457	29 338	29 338
at 30 June 2014	27 589	2 099	524	400	30 612	—

Current year acquisitions through business combinations primarily reflect the OB acquisition which resulted in the recognition of brands with an indefinite life of 1 104m US dollar and other intangible assets.

AB InBev is the owner of some of the world’s most valuable brands in the beer industry. As a result, brands and certain distribution rights are expected to generate positive cash flows for as long as the company owns the brands and distribution rights. Given AB InBev’s more than 600-year history, brands and certain distribution rights have been assigned indefinite lives.

Acquisitions and expenditures of commercial intangibles mainly represent supply and distribution rights, exclusive multi-year sponsorship rights and other commercial intangibles.

Intangible assets with indefinite useful lives are comprised primarily of brands and certain distribution rights that AB InBev purchases for its own products, and are tested for impairment during the fourth quarter of the year or whenever a triggering event has occurred.

13.	CASH AND CASH EQUIVALENTS AND INVESTMENTS IN SHORT-TERM DEBT SECURITIES

CASH AND CASH EQUIVALENTS

Million US dollar	30 June 2014	31 December 2013
Short-term bank deposits	5 008	7 109
Cash and bank accounts	3 487	2 730

Cash and cash equivalents	8 495	9 839
Bank overdrafts	(113)	(6)

	8 382	9 833

INVESTMENTS IN SHORT-TERM DEBT SECURITIES

Million US dollar	30 June 2014	31 December 2013
Current investments
Debt securities held for trading	350	123

	350	123

The cash outstanding per 30 June 2014 includes restricted cash for an amount of 1 512m US dollar. This restricted cash includes 1 505m US dollar deposited with a Trust established and funded on 4 June 2013, following the closing of the AB InBev and Grupo Modelo combination. The Trust will accept further tender of shares by Grupo Modelo shareholders at a price of 9.15 US dollar per share over a period of up to 25 months. AB InBev set up a liability for the Grupo Modelo shares it did not acquire by 30 June 2014 – see also Note 17 Trade and other payables.

The restricted cash also includes 7m US dollar for the outstanding consideration payable to former Anheuser-Busch shareholders who did not yet claim the proceeds from the 2008 Anheuser-Busch combination (the related payable is recognized as a deferred consideration on acquisition).

14. CHANGES IN EQUITY AND EARNINGS PER SHARE

STATEMENT OF CAPITAL

The tables below summarize the changes in issued capital and treasury shares during the first six months of 2014:

ISSUED CAPITAL	Issued capital
	Million shares	Million US dollar
At the end of the previous year	1 608	1 735
Changes during the period	—	1

	1 608	1 736

TREASURY SHARES	Treasury shares		Result on the use of treasury shares Million US dollar
	Million shares	Million US dollar
At the end of the previous year	1.6	(97)	(777)
Changes during the period	(0.2)	13	14

	1.4	(84)	(763)

As at 30 June 2014, the total issued capital of 1 736m US dollar is represented by 1 608 242 156 shares without face value, of which 462 219 750 registered shares, 12 490 bearer shares and 1 146 009 916 dematerialized shares. As of the AGM of April 30th 2014, all outstanding subscription rights have been converted into options on existing shares further to the approval of the shareholders. Therefore, there are no outstanding subscription rights.

The total of authorized, un-issued capital amounts to 51m US dollar (37m euro).

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the company. In respect of the company’s shares that are held by AB InBev, rights are suspended.

The shareholders’ structure based on the notifications made to the company pursuant to the Belgian Law of 02 May 2007 on the disclosure of significant shareholdings in listed companies is included in the Corporate Governance section of AB InBev’s annual report.

CHANGES IN OWNERSHIP INTERESTS

In compliance with IAS 27, the acquisition of additional shares in a subsidiary is accounted for as an equity transaction with owners.

During the first six-months of 2014, AB InBev purchased non-controlling interests in subsidiaries for a total consideration of 57m US dollar. As the related subsidiaries were already fully consolidated, the purchases did not impact AB InBev’s profit, but reduced the non-controlling interests and thus impacted the profit attributable to equity holders of AB InBev.

DIVIDENDS

On 30 October 2013, an interim dividend of 0.60 euro per share or approximately 963m euro was approved by the Board of Directors. This dividend was paid out on 18 November 2013. On 30 April 2014, in addition to the interim dividend paid on 18 November 2013, a dividend of 1.45 euro per share or approximately 2 322m euro was approved at the shareholders meeting, reflecting a total dividend payment for 2013 fiscal year of 2.05 euro per share or approximately 3 285m euro. This dividend was paid out on 8 May 2014.

On 24 April 2013, a dividend of 1.70 euro per share or approximately 2 725m euro was approved at the shareholders meeting. This dividend was paid out on 2 May 2013.

TRANSFERS FROM SUBSIDIARIES

The amount of dividends payable to AB InBev by its operating subsidiaries is subject to, among other restrictions, general limitations imposed by the corporate laws, capital transfer restrictions and exchange control restrictions of the respective jurisdictions where those subsidiaries are organized and operate. Capital transfer restrictions are also common in certain emerging market countries, and may affect AB InBev’s flexibility in implementing a capital structure it believes to be efficient. Dividends paid to AB InBev by certain of its subsidiaries are also subject to withholding taxes. Withholding tax, if applicable, generally does not exceed 10%.

DEFERRED SHARE INSTRUMENT

In a transaction related to the combination with Grupo Modelo, select Grupo Modelo shareholders committed, upon tender of their Grupo Modelo shares, to acquire 23 076 923 AB InBev shares to be delivered within 5 years for consideration of approximately 1.5 billion US dollar. The consideration was paid on 5 June 2013. Pending the delivery of the AB InBev shares, AB InBev will pay a coupon on each undelivered AB InBev share, so that the Deferred Share Instrument holders are compensated on an after tax basis, for dividends they would have received had the AB InBev shares been delivered to them prior to the record date for such dividend.

The deferred share instrument is classified as an equity instrument, in line with IAS 32, as the number of shares and consideration received are fixed. The coupon to compensate for the dividend equivalent is reported through equity.

AB InBev included the weighted average number of shares promised via the deferred share instruments as of 5 June 2013 in the calculation of the basic and diluted earnings per shares.

STOCK LENDING

In order to fulfil AB InBev’s commitments under various outstanding stock option plans, AB InBev intends to enter into stock lending arrangements for up to 10 million of its own ordinary shares. AB InBev shall pay any dividend equivalent, after tax in respect of the loaned securities. This payment will be reported through equity as dividend. As of 30 June 2014, 4 million loaned securities were used to fulfil stock option plan commitments.

EARNINGS PER SHARE

The calculation of basic earnings per share for the six-month period ended 30 June 2014 is based on the profit attributable to equity holders of AB InBev of 4 190m US dollar (30 June 2013: 9 509m US dollar) and a weighted average number of ordinary shares outstanding (including deferred share instruments and stock lending) per end of the period, calculated as follows:

Million shares	2014	2013
Issued ordinary shares at 1 January, net of treasury shares	1 606	1 602
Effect of shares issued and share buyback programs	—	1
Effect of stock lending	3	—
Effect of undelivered shares under the deferred share instrument	23	3

Weighted average number of ordinary shares at 30 June	1 632	1 606

The calculation of diluted earnings per share for the six-month period ended 30 June 2014 is based on the profit attributable to equity holders of AB InBev of 4 190m US dollar (30 June 2013: 9 509m US dollar) and a weighted average number of ordinary shares (diluted) outstanding (including deferred share instruments and stock lending) per end of the period, calculated as follows:

Million shares	2014	2013
Weighted average number of ordinary shares at 30 June	1 606	1 603
Effect of stock lending	3	—
Effect of undelivered shares under the deferred share instrument	23	3
Effect of share options, warrants and restricted stock units	31	30

Weighted average number of ordinary shares (diluted) at 30 June	1 663	1 636

The calculation of earnings per share before exceptional items is based on the profit after tax and before exceptional items, attributable to equity holders of AB InBev. A reconciliation of profit before exceptional items, attributable to equity holders of AB InBev to profit attributable to equity holders of AB InBev is calculated as follows:

For the six-month period ended 30 June Million US dollar	2014	2013
Profit before exceptional items, attributable to equity holders of AB InBev	4 030	3 357
Exceptional items, after taxes, attributable to equity holders of AB InBev (refer Note 7)	(78)	6 171
Exceptional finance cost, after taxes, attributable to equity holders of AB InBev (refer Note 7)	238	(19)

Profit attributable to equity holders of AB InBev	4 190	9 509

The table below sets out the EPS calculation:

For the six-month period ended 30 June Million US dollar	2014	2013
Profit attributable to equity holders of AB InBev	4 190	9 509
Weighted average number of ordinary shares	1 632	1 606
Basic EPS	2.57	5.92
Profit before exceptional items, attributable to equity holders of AB InBev	4 030	3 357
Weighted average number of ordinary shares	1 632	1 606
EPS before exceptional items	2.47	2.09
Profit attributable to equity holders of AB InBev	4 190	9 509
Weighted average number of ordinary shares (diluted)	1 663	1 636
Diluted EPS	2.52	5.81
Profit before exceptional items, attributable to equity holders of AB InBev	4 030	3 357
Weighted average number of ordinary shares (diluted)	1 663	1 636
Diluted EPS before exceptional items	2.42	2.05

The average market value of the company’s shares for purposes of calculating the dilutive effect of share options and restricted stock units was based on quoted market prices for the period that the options and restricted stock units were outstanding. 4.7m share options were anti-dilutive and not included in the calculation of the dilutive effect as at 30 June 2014.

15. INTEREST-BEARING LOANS AND BORROWINGS

This note provides information about the company’s interest-bearing loans and borrowings. For more information about the company’s exposure to interest rate and foreign exposure currency risk—refer to Note 18 Risks arising from financial instruments.

NON-CURRENT LIABILITIES Million US dollar	30 June 2014	31 December 2013
Secured bank loans	201	192
Unsecured bank loans	368	349
Unsecured bond issues	46 432	40 526
Unsecured other loans	82	75
Finance lease liabilities	131	132

	47 214	41 274

CURRENT LIABILITIES Million US dollar	30 June 2014	31 December 2013
Secured bank loans	102	94
Commercial papers	2 353	2 065
Unsecured bank loans	324	345
Unsecured bond issues	5 387	5 327
Unsecured other loans	15	12
Finance lease liabilities	3	3

	8 184	7 846

The current and non-current interest-bearing loans and borrowings amount to 55.4 billion US dollar as of 30 June 2014, compared to 49.1 billion US dollar as of 31 December 2013.

In connection with the announcement of the acquisition of OB, on 27 January 2014, Anheuser-Busch InBev Finance Inc., a subsidiary of AB InBev, issued 5.25 billion US dollar aggregated principal amount of bonds, consisting of 1.2 billion US dollar aggregated principal amount of fixed rate notes due 2017, 0.3 billion US dollar aggregated principal amount of floating rate notes due 2017, 1.25 billion US dollar aggregated principal amount of fixed rate notes due 2019, 0.25 billion US dollar aggregated principal amount of floating rate notes due 2019, 1.4 billion US dollar aggregated principal amount of fixed rate notes due 2024 and 0.85 billion US dollar aggregated principal amount of fixed rate notes due 2044. The fixed rate notes will bear interest at an annual rate of 1.125% for the 2017 notes, 2.150% for the 2019 notes, 3.700% for the 2024 notes and 4.625% for the 2044 notes. The floating rate notes will bear interest at an annual rate of 19.00 basis points above three-month LIBOR for the 2017 floating rate notes and 40.00 basis points above three-month LIBOR for the 2019 floating rate notes.

In addition to the above, on 30 March 2014, AB InBev issued 2.5 billion euro aggregate principal amount of notes, consisting of 850m euro aggregate principal amount of floating rate notes due 2018 bearing interest at an annual rate of 38 basis points above three-month EURIBOR; 650m euro aggregate principal amount of fixed rate notes due 2021 bearing interest at an annual rate of 1.95% and 1.0 billion euro aggregate principal amount of fixed rate notes due 2026 bearing interest at an annual rate of 2.70%. The use of the proceeds of such issuance is for general corporate purposes.

As of 30 June 2014, there are no amounts drawn under the 8.0 billion US dollar 2010 Senior Facilities.

Commercial papers amount to 2.4billion US dollar as of 30 June 2014 and include programs in US dollar and euro with a total authorized issuance up to 3.0 billion US dollar and 1.0 billion euro, respectively.

AB InBev is in compliance with all its debt covenants as of 30 June 2014. The 2010 Senior Facilities do not include restrictive financial covenants.

TERMS AND DEBT REPAYMENT SCHEDULE AT 30 JUNE 2014 Million US dollar	Total	1 year or less	1-2 years	2-3 years	3-5 years	More than 5 years
Secured bank loans	303	102	100	31	37	33
Commercial papers	2 353	2 353	—	—	—	—
Unsecured bank loans	692	324	236	82	50	—
Unsecured bond issues	51 819	5 387	3 887	5 244	10 731	26 570
Unsecured other loans	97	15	29	15	11	27
Finance lease liabilities	134	3	3	4	8	116

	55 398	8 184	4 255	5 376	10 837	26 746

TERMS AND DEBT REPAYMENT SCHEDULE AT 31 DECEMBER 2013 Million US dollar	Total	1 year or less	1-2 years	2-3 years	3-5 years	More than 5 years
Secured bank loans	286	94	81	46	30	35
Commercial papers	2 065	2 065	—	—	—	—
Unsecured bank loans	694	345	170	142	37	—
Unsecured bond issues	45 853	5 327	4 587	2 465	8 677	24 797
Unsecured other loans	87	12	22	15	10	28
Finance lease liabilities	135	3	3	4	7	118

	49 120	7 846	4 863	2 672	8 761	24 978

Net debt is defined as non-current and current interest-bearing loans and borrowings and bank overdrafts minus debt securities and cash. Net debt is a financial performance indicator that is used by AB InBev’s management to highlight changes in the company’s overall liquidity position. The company believes that net debt is meaningful for investors as it is one of the primary measures AB InBev’s management uses when evaluating its progress towards deleveraging.

AB InBev’s net debt increased to 46.3 billion US dollar as of 30 June 2014, from 38.8 billion US dollar as of 31 December 2013. Apart from operating results net of capital expenditures, the net debt is mainly impacted by the OB acquisition (5.5 billion US dollar), dividend payments to shareholders of AB InBev and Ambev (4.3 billion US dollar), the payment of interests and taxes (2.4 billion US dollar) and the impact of changes in foreign exchange rates (405m US dollar increase of net debt).

The following table provides a reconciliation of AB InBev’s net debt as of the dates indicated:

Million US dollar	30 June 2014	31 December 2013
Non-current interest-bearing loans and borrowings	47 214	41 274
Current interest-bearing loans and borrowings	8 184	7 846

	55 398	49 120
Bank overdrafts	113	6
Cash and cash equivalents	(8 495)	(9 839)
Interest bearing loans granted (included within Trade and other receivables)	(328)	(310)
Debt securities (included within Investment securities)	(376)	(146)

Net debt	46 312	38 831

16. SHARE-BASED PAYMENTS1

Different share and share option programs allow company senior management and members of the board of directors to receive or acquire shares of AB InBev or Ambev. For all option plans, the fair value of share-based payment compensation is estimated at grant date, using the binomial Hull model, modified to reflect the IFRS 2 Share-based Payment requirement that assumptions about forfeiture before the end of the vesting period cannot impact the fair value of the option.

Share-based payment transactions resulted in a total expense of 123m US dollar for the six-month period ended 30 June 2014, as compared to 105m US dollar for the six-month period ended 30 June 2013.

AB INBEV SHARE-BASED COMPENSATION PROGRAMS

Share-Based Compensation Plan

During 2014, AB InBev issued 0.9m of matching restricted stock units in relation to the 2013 bonus granted to company employees and management. These matching restricted stock units are valued at the share price at the day of grant representing a fair value of approximately 91m US dollar and cliff vest after five years.

Long-term Incentive Stock-option Plan

As of 2014, grants for directors will be offered in the form of stock options on existing shares, instead of warrants, in order to align future grants for the company’s directors with the features of the long-term incentive stock options granted to executives. The LTI stock options will have an exercise price that is set equal to the market price at the time of the granting, a maximum lifetime of 10 years and an exercise period that starts after 5 years. The stock options cliff vest after 5 years. Unvested options are subject to specific forfeiture provisions in the event that the directorship is not renewed upon the expire of its term or is terminated in the course of its term, both due at breach of duty by the director. AB InBev granted 0.2m stock options to members of the board of directors during 2014 representing a fair value of approximately 4m US dollar.

[1]	Amounts have been converted to US dollar at the average rate of the period.

One of the Long-term Incentive Stock-option plans allows certain employees to purchase company shares at a discount aimed as a long-term retention incentive for (i) high-potential employees of the company, who are at a mid-manager level (“People bet share purchase program”) or (ii) for newly hired employees. The voluntary investment in company shares leads to the grant of 3 matching shares for each share invested. The discount and matching shares are granted in the form of restricted stock units which vest after 5 years. In case of termination before the vesting date, special forfeiture rules apply. During 2014, the company’s employees purchased shares under this program for the equivalent of 0.5m US dollar.

Furthermore, certain options granted have been modified whereby the dividend protected feature of these options have been cancelled and compensated by the issuance of new additional options. During 2014, 0.1m options were issued, representing the economic value of the dividend protection feature. As there was no change between the fair value of the original award immediately before the modification and the fair value of the modified award immediately after the modification, no additional expense was recorded as a result of the modification.

AMBEV SHARE-BASED COMPENSATION PROGRAMS

Since 2005, Ambev has had a plan which is substantially similar to the Share-based compensation plan under which bonuses granted to company employees and management are partially settled in shares. Under the Share-based compensation plan, Ambev issued in 2014, 4.7m restricted stock units with an estimated fair value of 34m US dollar.

In order to encourage the mobility of managers, the features of certain Ambev options granted in previous years have been modified whereby the dividend protection of these options was cancelled and replaced by the issuance of 0.2m options in 2014 representing the economic value of the dividend protection feature. Since there was no change between the fair value of the original award before the modification and the fair value of the modified award after the modification, no additional expense was recorded as a result of this modification.

During 2014, a limited number of Ambev shareholders who are part of the senior management of AB InBev were given the opportunity to exchange Ambev shares against AB InBev shares at a discount of 16.7% provided that they stay in service for another five years. The fair value of this transaction amounts to approximately 0.1m US dollar and is expensed over the five years’ service period. The fair values of the Ambev and AB InBev shares were determined based on the market price.

17. TRADE AND OTHER PAYABLES

NON-CURRENT TRADE AND OTHER PAYABLES

Million US dollar	30 June 2014	31 December 2013
Indirect taxes payable	309	369
Trade payables	335	381
Cash guarantees	12	12
Deferred consideration on acquisitions	1 754	1 801
Derivatives	114	159
Other payables	614	500

	3 138	3 222

CURRENT TRADE AND OTHER PAYABLES

Million US dollar	30 June 2014	31 December 2013
Trade payables and accrued expenses	10 272	9 834
Payroll and social security payables	1 068	1 173
Indirect taxes payable	2 123	1 689
Interest payable	825	888
Consigned packaging	789	682
Cash guarantees	65	71
Derivatives	333	630
Dividends payable	252	384
Deferred income	28	38
Deferred consideration on acquisitions	1 029	861
Other payables	67	224

	16 851	16 474

The deferred consideration on acquisitions is mainly comprised of 1.5 billion US dollar liability for the Grupo Modelo shares the company did not acquire by 30 June 2014. On 3 June 2013, AB InBev established and funded a Trust to accept further tender of shares by Grupo Modelo shareholders at a price of 9.15 US dollar per share over a period of up to 25 months. Deferred consideration on acquisitions is also comprised of 1.1 billion US dollar for the put option included in the shareholders’ agreement between Ambev and E. León Jimenes S.A. (“ELJ”), which may result in Ambev acquiring additional Class B shares of Cervecería Nacional Dominicana S.A. (“CND”). The put option granted to ELJ is exercisable as of the first year following the transaction. The valuation of this option is based on the EBITDA of the consolidated operations in Dominican Republic.

Derivatives mainly reflect the mark-to-market of interest rate swaps, of forward exchange contracts and of commodity forward contracts entered into to hedge the company’s operational exposure (See also Note 29 Risks arising from financial instruments of the 31 December 2013 consolidated financial statements).

18. RISKS ARISING FROM FINANCIAL INSTRUMENTS

AB InBev’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest risk, commodity risk and equity risk), credit risk and liquidity risk. The company analyses each of these risks individually as well as on an interconnected basis, and defines strategies to manage the economic impact on the company’s performance in line with its financial risk management policy.

Some of the company’s risk management strategies include the usage of derivatives. The main derivative instruments used are foreign currency rate agreements, exchange traded foreign currency futures and options, interest rate swaps and forwards, cross currency interest rate swaps (“CCIRS”), exchange traded interest rate futures, commodity swaps, exchange traded commodity futures and equity swaps. AB InBev’s policy prohibits the use of derivatives in the context of speculative trading. Other than the disclosures below, there were no other material changes to Note 29 Risks arising from financial instruments of the 31 December 2013 consolidated financial statements.

The following table provides an overview of the derivative financial instruments outstanding at 30 June 2014 by maturity bucket. The amounts included in this table are the notional amounts.

	30 June 2014					31 December 2013
Million US dollar	< 1 year	1-2 years	2-3 years	3-5 years	> 5 years	< 1 year	1-2 years	2-3 years	3-5 years	> 5 years
Foreign currency
Forward exchange contracts	7 240	232	—	—	—	7 530	4	—	—	—
Foreign currency futures	2 050	—	—	—	—	927	—	—	—	—
Other foreign currency derivatives	—	—	—	—	—	415	—	—	—	—
Interest rate
Interest rate swaps	3 350	—	—	1 386	1 794	11 800	350	—	128	—
Cross currency interest rate swaps	1 004	114	2 012	2 592	812	683	1 096	—	2 841	827
Interest rate futures	—	213	45	—	—	—	137	13	—	—
Commodities
Aluminum swaps	1 316	126	—	—	—	1 383	327	—	—	—
Other commodity derivatives	1 392	134	—	—	—	992	293	—	—	—
Equity
Equity derivatives	4 354	1 338	—	—	—	4 947	716	—	—	—

EQUITY PRICE RISK

AB InBev entered into a series of derivative contracts to hedge the risk arising from the different share-based payment programs. The purpose of these derivatives is mainly to effectively hedge the risk that a price increase in the AB InBev shares will negatively impact future cash flows related to the share-based payments. Furthermore, AB InBev entered into a series of derivative contracts to hedge the deferred share instrument related to the Modelo combination (see also Note 8 Finance cost and income and Note 14 Changes in equity and earnings per share). Most of these derivative instruments could not qualify for hedge accounting therefore they have not been designated in any hedging relationships.

As of 30 June 2014, an exposure for an equivalent of 51.2m of AB InBev shares was hedged, resulting in a total gain of 530m US dollar recognized in the profit or loss account for the period, of which 292m US dollar related to the company’s share-based payment programs and 238m US dollar related to the Modelo transaction (see also Note 8 Finance cost and income).

LIQUIDITY RISK

The following are the contractual maturities of non-derivative financial liabilities including interest payments and derivative financial assets and liabilities:

	30 June 2014
Million US dollar	Carrying amount[1]	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Non-derivative financial liabilities
Secured bank loans	(303)	(334)	(112)	(109)	(35)	(42)	(36)
Commercial papers	(2 353)	(2 357)	(2 357)	—	—	—	—
Unsecured bank loans	(692)	(776)	(357)	(276)	(90)	(53)	—
Unsecured bond issues	(51 819)	(72 621)	(6 757)	(5 791)	(7 047)	(13 917)	(39 109)
Unsecured other loans	(97)	(183)	(25)	(36)	(21)	(20)	(81)
Finance lease liabilities	(134)	(249)	(14)	(13)	(14)	(28)	(180)
Bank overdraft	(113)	(113)	(113)	—	—	—	—
Trade and other payables	(19 535)	(19 809)	(16 518)	(1 706)	(526)	(293)	(766)

	(75 046)	(96 442)	(26 253)	(7 931)	(7 733)	(14 353)	(40 172)
Derivative financial assets/(liabilities)
Interest rate derivatives	34	31	50	34	6	(47)	(12)
Foreign exchange derivatives	161	161	165	(4)	—	—	—
Cross currency interest rate swaps	(29)	(39)	40	38	6	(27)	(96)
Commodity derivatives	(37)	(37)	(40)	3	—	—	—
Equity derivatives	722	696	515	181	—	—	—

	851	812	730	252	12	(74)	(108)
Of which: directly related to cash flow hedges	(53)	(105)	(23)	21	8	(16)	(95)

	31 December 2013
Million US dollar	Carrying amount[1]	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Non-derivative financial liabilities
Secured bank loans	(286)	(312)	(104)	(86)	(50)	(34)	(38)
Commercial papers	(2 065)	(2 066)	(2 066)	—	—	—	—
Unsecured bank loans	(694)	(774)	(374)	(206)	(156)	(38)	—
Unsecured bond issues	(45 853)	(65 215)	(6 590)	(6 391)	(4 138)	(11 758)	(36 338)
Unsecured other loans	(87)	(160)	(20)	(27)	(19)	(16)	(78)
Finance lease liabilities	(135)	(256)	(14)	(13)	(14)	(28)	(187)
Bank overdraft	(6)	(6)	(6)	—	—	—	—
Trade and other payables	(18 891)	(19 121)	(15 841)	(1 806)	(271)	(260)	(943)

	(68 017)	(87 910)	(25 015)	(8 529)	(4 648)	(12 134)	(37 584)
Derivative financial assets/(liabilities)
Interest rate derivatives	(36)	(36)	(30)	1	—	(7)	—
Foreign exchange derivatives	(64)	(74)	(74)	—	—	—	—
Cross currency interest rate swaps	(61)	76	15	4	3	10	44
Commodity derivatives	(149)	(147)	(154)	7	—	—	—
Equity derivatives	248	248	210	38	—	—	—

	(62)	67	(33)	50	3	3	44
Of which: directly related to cash flow hedges	(66)	26	(61)	4	7	32	44

[1]	“Carrying amount” refers to net book value as recognized in the balance sheet at each reporting date.

FAIR VALUE

The following table summarizes for each type of derivative the fair values recognized as assets or liabilities in the balance sheet:

	Assets		Liabilities		Net
Million US dollar	30 June 2014	31 December 2013	30 June 2014	31 December 2013	30 June 2014	31 December 2013
Foreign currency
Forward exchange contracts	343	200	(193)	(322)	150	(122)
Foreign currency futures	23	36	(12)	(29)	11	7
Other foreign currency derivatives	—	51	—	—	—	51
Interest rate
Interest rate swaps	43	39	(9)	(75)	34	(36)
Cross currency interest rate swaps	70	100	(99)	(161)	(29)	(61)
Commodities
Aluminum swaps	25	11	(28)	(100)	(3)	(89)
Sugar futures	7	1	(3)	(22)	4	(21)
Wheat futures	34	14	(38)	(19)	(4)	(5)
Other commodity derivatives	31	27	(65)	(61)	(34)	(34)
Equity
Equity derivatives	722	248	—	—	722	248

	1 298	727	(447)	(789)	851	(62)

As required by IFRS 13 – Fair value measurement, the following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable.

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3 fair value measurements are those derived from valuation techniques for which the lowest level of input that is significant to the fair value measurement is unobservable.

Fair value hierarchy 30 June 2014 Million US dollar	Quoted (unadjusted) prices - level 1	Observable market inputs - level 2	Unobservable market inputs - level 3
Financial Assets
Held for trading (non-derivatives)	350	—	—
Derivatives at fair value through profit and loss	13	976	—
Derivatives in a cash flow hedge relationship	40	151	—
Derivatives in a fair value hedge relationship	—	69	—
Derivatives in a net investment hedge relationship	—	49	—

	403	1 245	—
Financial Liabilities
Deferred consideration on acquisitions at fair value	—	—	1 152
Derivatives at fair value through profit and loss	6	154	—
Derivatives in a cash flow hedge relationship	68	176	—
Derivatives in a fair value hedge relationship	—	36	—
Derivatives in a net investment hedge relationship	6	1	—

	80	367	1 152

Fair value hierarchy 31 December 2013 Million US dollar	Quoted (unadjusted) prices - level 1	Observable market inputs - level 2	Unobservable market inputs - level 3
Financial Assets
Held for trading (non-derivatives)	123	—	—
Derivatives at fair value through profit and loss	27	412	—
Derivatives in a cash flow hedge relationship	100	119	—
Derivatives in a fair value hedge relationship	—	25	—
Derivatives in a net investment hedge relationship	—	44	—

	250	600	—
Financial Liabilities
Deferred consideration on acquisitions at fair value	—	—	1 111
Derivatives at fair value through profit and loss	16	392	—
Derivatives in a cash flow hedge relationship	69	216	—
Derivatives in a fair value hedge relationship	—	68	—
Derivatives in a net investment hedge relationship	13	15	—

	98	691	1 111

DERIVATIVE INSTRUMENTS

The fair value of exchange traded derivatives (e.g. exchange traded foreign currency futures) is determined by reference to the official prices published by the respective exchanges (e.g. the New York Board of Trade). The fair value of over-the-counter derivatives is determined by commonly used valuation techniques. These are based on market inputs from reliable financial information providers.

NON-DERIVATIVE FINANCIAL LIABILITIES

As part of the shareholders agreement between Ambev and E. León Jimenes S.A., following the acquisition of Cervecería Nacional Dominicana S.A. (“CND”), a put and call option is in place which may result in Ambev acquiring additional shares in CND. As of 30 June 2014, the put option was valued 1 117m US dollar and recognized as a deferred consideration on acquisitions at fair value in “level 3” category above. No value was allocated to the call option. The fair value of such deferred consideration is calculated based on commonly-used valuation techniques (i.e. net present value of future principal and interest cash flows discounted at market rate). These are based on market inputs from reliable financial information providers. As the put option may be exercised in the short-term, the portion of the liability that would relate to such exercise is presented as a current liability.

Fair values determined by reference to prices provided by reliable financial information providers are periodically checked for consistency against other pricing sources.

OFFSETTING FINANCIAL ASSETS & FINANCIAL LIABILITIES

The following financial assets and liabilities are subject to offsetting, enforceable master netting agreements and similar agreements:

	30 June 2014
	Amounts offset			Amounts not offset		Net
Million US dollar	Gross amounts	Gross amounts offset	Net amounts presented	Financial instruments	Cash collateral received
Derivative assets	1 298	—	1 298	(375)	—	923
Derivative liabilities	(447)	—	(447)	375	47	(25)

	31 December 2013
	Amounts offset			Amounts not offset		Net
Million US dollar	Gross amounts	Gross amounts offset	Net amounts presented	Financial instruments	Cash collateral received
Derivative assets	727	—	727	(601)	—	126
Derivative liabilities	(789)	—	(789)	601	21	(167)

For the financial assets and liabilities subject to enforceable master netting agreements or similar agreements above, each agreement between the company and the counterparty allows for net settlement of the relevant financial assets and liabilities when both elect to settle on a net basis. In the absence of such election, financial assets and liabilities will be settled on a gross basis, however, each party to the master net agreement will have the option to settle all such amounts on a net basis in the event of default of the other part.

19.	COLLATERAL AND CONTRACTUAL COMMITMENTS FOR THE ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT, LOANS TO CUSTOMERS AND OTHER

In the first six months of 2014, there were no significant changes in collateral and contractual commitments to purchase property, plant and equipment, loans to customers and other as compared to 31 December 2013, except for additional commitments granted to cover guarantees to pension plans amounting to 770m US dollar.

20. CONTINGENCIES1

The company has contingencies for which, in the opinion of management and its legal counsel, the risk of loss is possible but not probable and therefore no provisions have been recorded. Due to their nature, such legal proceedings and tax matters involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions, and as a consequence AB InBev management cannot at this stage estimate the likely timing of resolution of these matters. The most significant contingencies are discussed below.

AMBEV TAX MATTERS

As of 30 June 2014, AB InBev’s material tax proceedings related to Ambev and its subsidiaries. Estimates of amounts of possible loss are as follows:

Million US dollar	30 June 2014	31 December 2013
Income tax and social contribution	5 078	4 352
Value-added and excise taxes	1 955	1 625
Other taxes	137	155

	7 170	6 132

The most significant tax proceedings of Ambev are discussed below.

INCOME TAX AND SOCIAL CONTRIBUTION

During the first quarter 2005, certain subsidiaries of Ambev received a number of assessments from Brazilian federal tax authorities relating to profits of its foreign subsidiaries. In December 2008, the Administrative Court decided on one of the tax assessments relating to earnings of Ambev’s foreign subsidiaries. This decision was partially favorable to Ambev, and in connection with the remaining part, Ambev filed an appeal to the Upper House of the Administrative Court and is awaiting its decision. With respect to another of the tax assessments relating to foreign profits, the Administrative Court rendered a decision favorable to Ambev in September 2011. In December 2013, Ambev received another tax assessment related to profits of its foreign subsidiaries. As of 30 June 2014, Ambev management estimates the exposure of approximately 4.1 billion Brazilian real (1.9 billion US dollar) as a possible risk, and accordingly has not recorded a provision for such amount, and approximately 34m Brazilian real (15m US dollar) as a probable loss.

In December 2011, Ambev received a tax assessment related to the goodwill amortization resulting from the Inbev Holding Brasil S.A. merger with Ambev. Ambev filed an appeal in June 2012 and awaits the administrative level decision (‘Conselho Administrativo de Recursos Fiscais do Ministério da Fazenda—CARF’). Ambev management estimates the amount of possible losses in relation to this assessment to be approximately 4.1 billion Brazilian real (1.9 billion US dollar) as of 30 June 2014. Ambev has not recorded any provision in connection therewith. In the event Ambev would be required to pay these amounts, Anheuser-Busch InBev SA/NV will reimburse Ambev the amount proportional to the benefit received by Anheuser-Busch InBev SA/NV pursuant to the merger protocol, as well as the respective costs.

In October 2013, Ambev also received a tax assessment related to the goodwill amortization resulting from the merger of QUINSA S.A. into Ambev. Ambev filed a defense in November 2013 and awaits the administrative first decision. Ambev management estimates the amount of possible losses in relation to this assessment to be approximately 1.1 billion Brazilian real (0.5 billion US dollar) as of 30 June 2014. Ambev has not recorded any provision in connection therewith.

Ambev and certain of its subsidiaries received a number of assessments from Brazilian federal tax authorities relating to the consumption of income tax losses in relation to company mergers. After a decision by the CARF and a related appeal presented by the tax authorities on one of those assessments, Ambev management estimates the total exposures of possible losses in relation to these assessments to be approximately of 408m Brazilian real (185m US dollar), as of 30 June 2014.

VALUE-ADDED AND EXCISE TAXES

In Brazil, goods manufactured within the Manaus Free Trade Zone intended for consumption elsewhere in Brazil are exempt from IPI excise tax. Ambev’s subsidiaries have been registering IPI excise tax presumed credits upon the acquisition of exempted inputs manufactured therein. Since 2009, Ambev has been receiving a number of tax assessments from the Brazilian Federal Tax Authorities relating to the disallowance of such presumed credits, which the decision from the Upper House of the Administrative Court is still pending. Ambev management estimates the possible losses related to these assessments to be approximately 766m Brazilian real (348m US dollar) as of 30 June 2014.

Ambev is currently party to legal proceedings with the State of Rio de Janeiro where it is challenging such State’s attempt to assess ICMS with respect to unconditional discounts granted by Ambev in January 1996 and February 1998. These proceedings are currently before the Superior Court of Justice and the Brazilian Supreme Court. In November 2013, Ambev received a similar tax assessments issued by the State of Pará. Ambev management estimates the total exposure of possible losses in relation to the matter to be approximately 784m Brazilian real (356m US dollar), as of 30 June 2014.

OTHER TAX MATTERS

During the first six months of 2014, Anheuser-Busch InBev Worldwide Inc. received a net proposed tax assessment from the United States federal tax authorities (IRS) of 0.3 billion US dollar predominantly involving certain inter-company transactions, related to tax returns for the years 2008 and 2009. Anheuser-Busch InBev Worldwide Inc. has filed protests with the IRS and intends to vigorously defend its position.

[1]	Amounts have been converted to US dollar at the closing rate of the respective period.

WARRANTS

Certain holders of warrants issued by Ambev in 1996 for exercise in 2003 proposed lawsuits to subscribe correspondent shares for an amount lower than Ambev considers as established upon the warrant issuance. In case Ambev loses the totality of these lawsuits, the issuance of 172,831,575 shares would be necessary. Ambev would receive in consideration funds that are materially lower than the current market value. This could result in a dilution of about 1% to all Ambev shareholders. Furthermore, the holders of these warrants are claiming that they should receive the dividends relative to these shares since 2003, approximately 476m Brazilian real (216m US dollar) in addition to legal fees. Ambev disputes these claims and intends to continue to vigorously defend its case.

ANTITRUST MATTERS

On 22 July 2009, CADE, the Brazilian antitrust authority issued its ruling in Administrative Proceeding No. 08012.003805/2004-1. This proceeding was initiated in 2004 as a result of a complaint filed by Schincariol (a South American brewery and beverage maker based in Brazil) and had, as its main purpose, the investigation of Ambev’s conduct in the market, in particular its customer loyalty program known as “Tô Contigo,” which is similar to airline frequent flyer and other mileage programs. During its investigation, the Secretariat of Economic Law of the Ministry of Justice (“SDE”) concluded that the program should be considered anticompetitive unless certain adjustments were made. These adjustments had already been substantially incorporated into the then-current version of the Program. The SDE opinion did not threaten any fines and recommended that the other accusations be dismissed. After the SDE opinion was issued, the proceeding was sent to CADE, which issued a ruling that, among other things, imposed a fine in the amount of 353m Brazilian real (160m US dollar). Ambev believes that CADE’s decision was without merit and thus has challenged it before the federal courts, which have ordered the suspension of the fine and other parts of the decision upon its posting of a guarantee. Ambev has already rendered a court bond (letter of credit) for this purpose. According to the opinion of Ambev’s management, a loss is possible (but not probable), and therefore Ambev has not established a provision in its financial statements. This possible loss is expected to be limited to the aforementioned fine (which reached 549m Brazilian Real (249m US dollar) as of 30 June 2014, reflecting adjustment for inflation and accrued interests) and additional legal fees in connection with this matter. Ambev is also involved in other administrative proceedings before CADE and SDE, relating to the investigation of certain conduct, none of which the company believes contravenes applicable competition rules and regulations

In August 2011, the German Federal Cartel Office (Bundeskartellamt) launched an investigation against several breweries and retailers in Germany in connection with an allegation of anticompetitive vertical price maintenance by breweries vis-à-vis their trading partners in Germany. Depending on the outcome of the investigation, the company may face fines. The company is taking the appropriate steps in the pending proceedings but has not recorded any provisions for any potential fines at this point in time, as AB InBev management does not know whether the company will eventually face any such fines and, in any event, cannot at this stage reliably estimate the appropriate amount. In addition, the company cannot at this stage estimate the likely timing of the resolution of this matter.

2009 DISPOSITIONS PENSION LITIGATION

On 1 December 2009, AB InBev and several of its related companies were sued in Federal Court in the Eastern District of Missouri in a lawsuit styled Richard F. Angevine v. AB InBev, et al. The plaintiff sought to represent a class of certain employees of Busch Entertainment Corporation, which was divested on 1 December 2009, and the four Metal Container Corporation plants which were divested on 1 October 2009. He also sought to represent certain employees of any other subsidiary of Anheuser-Busch Companies, Inc. (ABC) which were divested on 1 October 2009. The lawsuit contained claims that the class was entitled to enhanced retirement benefits under sections 4.3 and 19.11(f) of the Anheuser-Busch Companies’ Salaried Employees’ Pension Plan (the “Plan”). Specifically, plaintiff alleged that the divestitures resulted in his “involuntarily termination” from “ABC and its operating division and subsidiaries” within three years after the 18 November 2008 ABC/InBev merger, which allegedly triggered the enhanced benefits under the Plan. The lawsuit claimed that by failing to provide the class members with these enhanced benefits, AB InBev, et al. breached their fiduciary duties under ERISA. The complaint sought punitive damages and attorneys’ fees. On 16 July 2010, the Court ruled that the claims for breach of fiduciary duty and punitive damages were not proper. The Court also found that Angevine did not exhaust his administrative remedies, which he must first do before filing a lawsuit. Angevine filed an appeal of this ruling with the Eighth Circuit Court of Appeals. On 22 July 2011, the Court of Appeals affirmed the decision of the lower court. No further appeals were filed.

On 15 September 2010, AB InBev and several of its related companies were sued in Federal Court for the Southern District of Ohio in a lawsuit entitled Rusby Adams et al. v. AB InBev et al. This lawsuit was filed by four employees of Metal Container Corporation’s facilities (“MCC”) in Columbus, Ohio, Gainesville, Florida, and Ft. Atkinson, Wisconsin that were divested on 1 October 2009. Similar to the Angevine lawsuit, these plaintiffs seek to represent a class of participants of the Anheuser-Busch Companies’ Inc. Salaried Employees’ Pension Plan (the “Plan”) who had been employed by subsidiaries of Anheuser-Busch Companies, Inc. that had been divested during the period of 18 November 2008 and 17 November 2011. The plaintiffs also allege claims similar to the Angevine lawsuit: (1) that they are entitled to benefits under section 19.11(f) of the Plan; and (2) that the denial of benefits was a breach of fiduciary duty. AB InBev believed that it had defenses to these claims, and filed a motion to dismiss. On 25 April 2011, the Court dismissed the breach of fiduciary duty claims, and the only remaining claim is for benefits under section 19.11(f). On 28 March 2012, the Court certified that the case could proceed as a class action comprised of former employees of the divested MCC operations. On 9 January 2013, the Court granted AB InBev’s motion for Judgment on the Administrative Record. The plaintiffs appealed this decision on 5 February 2013. On 11 July 2014, the Court of Appeals for the 6th Circuit reversed the lower court and remanded the case for judgment against AB InBev.

On 10 January 2012, a class action complaint asserting claims very similar to those asserted in the Angevine lawsuit was filed in Federal Court for the Eastern District of Missouri, styled Nancy Anderson et al. v. Anheuser-Busch Companies Pension Plan et al. Unlike the Angevine case, however, the plaintiff in this matter alleges complete exhaustion of all administrative remedies. The company filed a motion to dismiss on 9 October 2012. This was still pending when the Court allowed the complaint to be amended on 19 November 2012 to name four new plaintiffs. AB InBev filed a motion to dismiss on 17 December 2012. While this motion was pending, on 11 March 2013 the Court consolidated the case with the Knowlton case (see below) which had been transferred from California to Missouri.

On 10 October 2012, another class action complaint was filed against Anheuser-Busch Companies, LLC, Anheuser-Busch Companies Pension Plan, Anheuser-Busch Companies Pension Plan Appeals Committee and the Anheuser-Busch Companies Pension Plans Administrative Committee by Brian Knowlton, an employee of the divested Busch Entertainment Corporation (“BEC”). This complaint, filed in Federal Court in the Southern District of California, was amended on 12 October 2012. Like the other lawsuits, it claims that the employees of any divested assets were entitled to enhanced retirement benefits under section 19.11(f) of the Plan. However, it specifically excludes the divested Metal Container Corporation facilities that have been included in the Adams class action. On 6 November 2012, the plaintiffs filed a motion asking the court to move the Anderson case to California to join it with the Knowlton case for discovery. The company filed a motion to dismiss/motion to transfer the case to Missouri on 12 November 2012, which was granted on 30 January 2013. As outlined above, on 11 March 2013, the Knowlton case was then consolidated in Missouri with the Anderson case. On 19 April 2013 a consolidated complaint was filed, and a Motion to Dismiss was filed by the company on 10 May 2013. On 30 October 2013, the court dismissed the breach of fiduciary claims, and an answer was filed on 13 November 2013. On 19 November 2013, plaintiffs amended one count of the consolidated complaint. On 16 May 2014, the Court granted class certification. The class consists of divested BEC employees.

21. RELATED PARTIES

There are no material changes to the company’s related party transactions during the first six months of 2014, compared to 2013.

22. SUPPLEMENTAL GUARANTOR FINANCIAL INFORMATION

The following guarantor financial information is presented to comply with U.S. SEC disclosure requirements of Rule 3-10 of Regulation S-X.

The issuances or exchanges of securities described below are related to securities issued by Anheuser-Busch Worldwide Inc. (prior to 2013) and Anheuser-Busch InBev Finance Inc. (from 2013 onwards), and in each case fully and unconditionally guaranteed by AB InBev SA/NV (the “Parent Guarantor”). Each such security is also jointly and severally guaranteed by Anheuser-Busch Companies, LLC, BrandBrew S.A., Brandbev S.à r.l. and Cobrew NV/SA (the “Other Subsidiary Guarantors”), and in respect of debt issued from 2013 onwards, by Anheuser-Busch Worldwide Inc.. In December 2012 the guarantee structure of securities listed previously issued by Anheuser-Busch Worldwide Inc. was amended to accede Anheuser-Busch InBev Finance Inc. as a subsidiary guarantor of such securities.

•	On 13 October 2009, Anheuser-Busch InBev Worldwide Inc. issued (i) 1.5 billion US dollar principal amount of 3.0% unsecured notes due 2012, (ii) 1.25 billion US dollar principal amount of 4.125% unsecured notes due 2015, (iii) 2.25 billion US dollar principal amount of 5.375% unsecured notes due 2020 and (iv) 0.5 billion US dollar principal amount of 6.375% unsecured notes due 2040 (collectively the “October Notes”). The October Notes were exchanged for publicly registered notes on 8 February 2010.

•	On 24 March 2010, Anheuser-Busch Worldwide Inc. issued (i) 1.0 billion US dollar principal amount of 2.5% unsecured notes due 2013, (ii) 0.75 billion US dollar principal amount 3.625% unsecured notes due 2015, (iii) 1.0 billion US dollar principal amount of 5.0% due 2020 and (iv) 0.5 billion US dollar bearing interest at a floating rate of 3 month US dollar LIBOR plus 0.73% due 2013 (collectively the “March Notes”). These Notes were exchanged for publicly registered notes on 5 August 2010.

•	On 10 November 2010, Anheuser-Busch InBev Worldwide Inc. issued 0.75 billion Brazilian real principal amount of 9.75% notes due 2015.

•	On 24 January 2011, AB InBev Worldwide Inc. issued a series of notes in an aggregate principal amount of 1.65 billion, consisting of 0.65 billion US dollar aggregate principal amount of floating rate notes due 2014, 0.5 billion US dollar aggregate principal amount of fixed rate notes due 2016 and 0.5 billion US dollar aggregate principal amount of fixed rate notes due 2021. The notes bear interest at an annual rate of 55 basis points above three-month LIBOR for the floating rate notes, 2.875% for the 2016 notes, and 4.375% for the 2021 notes. The notes will mature on 27 January 2014 in the case of the floating rate notes, 15 February 2016 in the case of the 2016 notes and 15 February 2021 in the case of the 2021 notes. The issuance closed on 27 January 2011.

•	On 11 February 2011, Anheuser-Busch InBev Worldwide Inc. announced that it had filed a Registration Statement on Form F-4 with the United States Securities and Exchange Commission (“SEC”) seeking to undertake an exchange offer of (i) 1.25 billion US dollar principal amount of 7.2 % notes due 2014, (ii) 2.5 billion US dollar principal amount of 7.75 % notes due 2019, (iii) 1.25 billion US dollar principal amount of 8.2 % notes due 2039 (collectively the “January Notes”) and (iv) 1.55 billion US dollar principal amount of 5.375 % notes due 2014, (v) 1.0 billion US dollar principal amount of 6.875 % notes due 2019, and (vi) 0.45 billion US dollar principal amount of 8.0 % notes due 2039 (collectively the “May Notes”) . Anheuser-Busch InBev Worldwide would offer to exchange unregistered notes which have been privately issued under Rule 144A for freely tradable notes registered under the Securities Act of 1933 with otherwise substantially the same terms and conditions. The exchange offer closed on 14 March 2011.

•	On 19 May 2011, Anheuser-Busch InBev Worldwide Inc. announced that it has provided the holders of the 7.20% notes due 2014 (“Notes”) notice of its intention to redeem the outstanding 1.25 billion US dollar principal amount of the Notes, effective 20 June 2011. The Notes were originally issued on 12 January 2009 under the Base Indenture dated 12 January 2009 and the First Supplemental Indenture of the same date between Anheuser-Busch InBev Worldwide Inc. and The Bank of New York Mellon, as trustee. Such notes were exempt from registration under the Securities Act of 1933, as amended (“Securities Act”) and were voluntarily exchanged by Anheuser-Busch InBev Worldwide Inc. for freely tradable notes registered under the Securities Act with otherwise substantially identical terms and conditions in a tender offer that closed on 14 March 2011. The redemption closed on 20 June 2011.

•	On 14 July 2011, Anheuser-Busch InBev Worldwide Inc. issued 1.05 billion US dollar aggregate principal amount of bonds, consisting of 300 million US dollar aggregate principal amount of floating rate notes due 2014 and 750 million US dollar aggregate principal amount of fixed rate notes due 2014. The notes will bear interest at an annual rate of 36 basis points above three-month LIBOR for the floating rate notes and 1.50% for the fixed rate notes.

•	On 16 July 2012, Anheuser-Busch InBev Worldwide Inc., issued 7.5 billion US dollar aggregate principal amount of bonds, consisting of 1.5 billion US dollar aggregate principal amount of fixed rate notes due 2015, 2.0 billion US dollar aggregate principal amount of fixed rate notes due 2017, 3.0 billion US dollar aggregate principal amount of fixed rate notes due 2022 and 1.0 billion US dollar aggregate principal amount of fixed rate notes due 2042. The notes will bear interest at an annual rate of 0.800% for the 2015 notes, 1.375% for the 2017 notes, 2.500% for the 2022 notes and 3.750% for the 2042 notes.

•	On 17 January 2013, Anheuser-Busch InBev Finance Inc. issued 4.0 billion US dollar aggregated principal amount of bonds, consisting of 1.0 billion US dollar aggregated principal amount of fixed rate notes due 2016, 1.0 billion US dollar aggregated principal amount of fixed rate notes due 2018, 1.25 billion US dollar aggregated principal amount of fixed rate notes due 2023 and 0.75 billion US dollar aggregated principal amount of fixed rate notes due 2043. The notes will bear interest at an annual rate of 0.800% for the 2016 notes, 1.250% for the 2018 notes, 2.625% for the 2023 notes and 4.000% for the 2043 notes.

•	On 27 January 2014, Anheuser-Busch InBev Finance Inc., issued 5.25 billion US dollar aggregate principal amount of bonds, consisting of 1.2 billion US dollar aggregate principal amount of fixed rate notes due 2017; 300m US dollar aggregate principal amount of floating rate notes due 2017; 1.25 billion US dollar aggregate principal amount of fixed rate notes due 2019; 250m US dollar aggregate principal amount of floating rate notes due 2019; 1.4 billion US dollar aggregate principal amount of fixed rate notes due 2024; and 850m US dollar aggregate principal amount of fixed rate notes due 2044. The fixed rate notes will bear interest at an annual rate of 1.125% for the 2017 notes; 2.150% for the 2019 notes; 3.700% for the 2024 notes; and 4.625% for the 2044 notes. The floating rate notes will bear interest at an annual rate of 19.00 basis points above three-month LIBOR for the 2017 floating rate notes and 40.00 basis points above three-month LIBOR for the 2019 floating rate notes.

The following condensed consolidating financial information presents the Condensed Consolidating Statement of Financial Position as of 30 June 2014 and 31 December 2013, the Condensed Consolidating Income Statements and Condensed Consolidating Statements of Cash Flows for the six-month period ended 30 June 2014 and 2013 of (a) AB InBev SA/NV, (b) Anheuser-Busch Worldwide Inc. (the Issuer prior to 2013, and guarantor of notes issued by Anheuser-Busch InBev Finance Inc.), (c) Anheuser-Busch InBev Finance Inc. (the Issuer from 2013 onwards, and guarantor of notes issued by Anheuser-Busch Worldwide Inc.), (d) the Other Subsidiary Guarantors, (e) the non-guarantor subsidiaries, (f) elimination entries necessary to consolidate the Parent with the issuer, the guarantor subsidiaries and the non-guarantor subsidiaries; and (g) the Company on a consolidated basis. Investments in consolidated subsidiaries are presented under the equity method of accounting. Separate financial statements and other disclosures with respect to the guarantor subsidiaries have not been provided as management believes the following information is sufficient, as the guarantor subsidiaries are 100% owned by the Parent and all guarantees are full and unconditional. Except as disclosed in Note 14 Changes in Equity and Earnings per Share, there are no restrictions on the Company’s ability to obtain funds from any of its direct or indirect wholly-owned subsidiaries through dividends, loans or advances.

CONDENSED CONSOLIDATING INCOME STATEMENT

For the six-month period ended 30 June 2014 Million US dollar	AB InBev NV/SA	AB InBev Worldwide Inc.	AB InBev Finance Inc.	Other Subsidiary Guarantors	Non-Guarantors	Eliminations	Total
Revenue	—	—	—	7 212	16 282	(688)	22 806
Cost of sales	(2)	—	—	(3 122)	(6 718)	688	(9 154)

Gross profit	(2)	—	—	4 090	9 564	—	13 652
Distribution expenses	—	—	—	(472)	(1 753)	—	(2 225)
Sales and marketing expenses	(91)	—	—	(931)	(2 584)	—	(3 606)
Administrative expenses	(146)	—	—	(136)	(1 077)	—	(1 359)
Other operating income/(expenses)	393	413	—	(452)	259	—	613

Profit from operations	154	413	—	2 099	4 409	—	7 075
Net finance income/(cost)	(340)	(1 092)	3	1 573	(1 154)	—	(1 010)
	—	—	—	—	—	—	—
Share of result of associates	—	—	—	1	10	—	11
Profit before tax	(186)	(679)	3	3 673	3 265	—	6 076
Income tax expense	(3)	298	(1)	(702)	(658)	—	(1 066)
Profit	(189)	(381)	2	2 971	2 607	—	5 010
Income from subsidiaries	4 379	1 010	—	635	578	(6 602)	—
Profit	4 190	629	2	3 606	3 185	(6 602)	5 010
Attributable to:
Equity holders of AB InBev	4 190	629	2	3 606	2 365	(6 602)	4 190
Non-controlling interest	—	—	—	—	820	—	820

For the six-month period ended 30 June 2013 Million US dollar	AB InBev NV/SA	AB InBev Worldwide Inc.	AB InBev Finance Inc.	Other Subsidiary Guarantors	Non-Guarantors	Eliminations	Total
Revenue	—	—	—	7 128	13 198	(570)	19 756
Cost of sales	(2)	—	—	(3 203)	(5 720)	570	(8 355)

Gross profit	(2)	—	—	3 925	7 478	—	11 401
Distribution expenses	—	—	—	(467)	(1 469)	—	(1 936)
Sales and marketing expenses	(55)	—	—	(798)	(2 016)	—	(2 869)
Administrative expenses	(137)	—	—	(146)	(791)	—	(1 074)
Other operating income/(expenses)	386	407	—	(729)	208	—	272
Fair value adjustments	—	—	—	6 415	—	—	6 415

Profit from operations	192	407	—	8 200	3 410	—	12 209
Net finance income/(cost)	(342)	(1 111)	(60)	877	(638)	—	(1 274)
Share of result of associates	—	—	—	277	6	—	283
Profit before tax	(150)	(704)	(60)	9 354	2 778	—	11 218
Income tax expense	4	297	28	(731)	(447)	—	(849)
Profit	(146)	(407)	(32)	8 623	2 331	—	10 369
Income from subsidiaries	9 655	6 930	—	182	172	(16 939)	—
Profit	9 509	6 523	(32)	8 805	2 503	(16 939)	10 369
Attributable to:
Equity holders of AB InBev	9 509	6 523	(32)	8 805	1 643	(16 939)	9 509
Non-controlling interest	—	—	—	—	860	—	860

CONDENSED CONSOLIDATING STATEMENT OF FINANCIAL POSITION

As at 30 June 2014 Million US dollar	AB InBev NV/SA	AB InBev Worldwide Inc	AB InBev Finance Inc	Subsidiary Guarantors	Non-Guarantors	Eliminations	Total
ASSETS
Non-current assets
Property, plant and equipment	62	—	—	4 973	16 515	—	21 550
Goodwill	—	—	—	32 673	42 558	—	75 231
Intangible assets	358	—	—	21 685	8 569	—	30 612
Investments in subsidiaries	70 439	59 820	—	33 860	16 840	(180 959)	—
Investments in associates	—	—	—	39	98	—	137
Deferred tax assets	—	—	11	—	1 360	—	1 371
Other non-current assets	9 359	404	10 373	69 715	21 381	(109 646)	1 586
	80 218	60 224	10 384	162 945	107 321	(290 605)	130 487
Current assets
Inventories	—	—	—	677	2 916	—	3 593
Trade and other receivables	9 251	—	68	6 546	9 736	(19 160)	6 441
Cash and cash equivalents	2	1 679	444	5 934	14 420	(13 984)	8 495
Investment securities	—	—	—	—	350	—	350
Other current assets	—	278	3	—	345	(98)	529
	9 253	1 957	515	13 157	27 768	(33 242)	19 408
Total assets	89 471	62 181	10 899	176 102	135 088	(323 847)	149 895
EQUITY AND LIABILITIES
Equity
Equity attributable to equity holders of AB InBev	57 250	22 406	485	111 168	42 045	(180 962)	52 392
Minority interest	—	—	—	—	4 858	—	4 858
	57 250	22 406	485	111 168	46 903	(180 962)	57 250
Non-current liabilities
Interest-bearing loans and borrowings	24 522	33 045	10 304	32 385	56 201	(109 243)	47 214
Employee benefits	7	—	—	1 189	1 305	—	2 501
Deferred tax liabilities	—	—	—	10 443	3 070	(404)	13 109
Other non-current liabilities	161	—	—	499	3 042	(1)	3 701
	24 690	33 045	10 304	44 516	63 618	(109 648)	66 525
Current liabilities
Interest-bearing loans and borrowings	4 430	6 111	—	6 055	8 947	(17 359)	8 184
Income tax payable	—	—	—	113	769	(98)	785
Trade and other payables	1 006	619	110	2 955	13 957	(1 796)	16 851
Other current liabilities	2 095	—	—	11 295	894	(13 984)	300
	7 531	6 730	110	20 418	24 567	(33 237)	26 120
Total equity and liabilities	89 471	62 181	10 899	176 102	135 088	(323 847)	149 895

As at 31 December 2013 Million US dollar	AB InBev NV/SA	AB InBev Worldwide Inc	AB InBev Finance Inc	Subsidiary Guarantors	Non-Guarantors	Eliminations	Total
ASSETS
Non-current assets
Property, plant and equipment	62	—	—	5 171	15 656	—	20 889
Goodwill	—	—	—	32 654	37 273	—	69 927
Intangible assets	391	—	—	21 630	7 317	—	29 338
Investments in subsidiaries	61 148	60 641	—	17 251	15 824	(154 864)	—
Investments in associates	—	—	—	58	129	—	187
Deferred tax assets	—	—	14	—	1 166	—	1 180
Other non-current assets	9 367	377	5 128	70 418	21 232	(105 067)	1 455
	70 968	61 018	5 142	147 182	98 597	(259 931)	122 976
Current assets
Inventories	—	—	—	632	2 318	—	2 950
Trade and other receivables	2 776	325	11	4 305	7 680	(9 735)	5 362
Cash and cash equivalents	2 142	8	216	11 258	16 547	(20 332)	9 839
Investment securities	—	—	—	—	123	—	123
Other current assets	—	548	3	—	416	(551)	416
	4 918	881	230	16 195	27 084	(30 618)	18 690
Total assets	75 886	61 899	5 372	163 377	125 681	(290 549)	141 666
EQUITY AND LIABILITIES
Equity
Equity attributable to equity holders of AB InBev	50 365	21 628	232	94 611	38 388	(154 859)	50 365
Minority interest	—	—	—	10	4 933	—	4 943
	50 365	21 628	232	94 621	43 321	(154 859)	55 308
Non-current liabilities
Interest-bearing loans and borrowings	16 199	35 019	5 084	32 566	57 096	(104 690)	41 274
Employee benefits	7	—	—	1 516	1 339	—	2 862
Deferred tax liabilities	—	—	—	10 799	2 419	(377)	12 841
Other non-current liabilities	185	—	—	533	3 036	—	3 754
	16 391	35 019	5 084	45 414	63 890	(105 067)	60 731
Current liabilities
Interest-bearing loans and borrowings	2 852	4 758	—	4 662	3 321	(7 747)	7 846
Income tax payable	—	—	—	431	1 225	(551)	1 105
Trade and other payables	1 026	455	56	3 536	13 394	(1 993)	16 474
Other current liabilities	5 252	39	—	14 713	530	(20 332)	202
	9 130	5 252	56	23 342	18 470	(30 623)	25 627
Total equity and liabilities	75 886	61 899	5 372	163 377	125 681	(290 549)	141 666

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

For the six-month period ended 30 June 2014 Million US dollar	AB InBev NV/SA	AB InBev Worldwide Inc.	AB InBev Finance Inc.	Other Subsidiary Guarantors	Non-Guarantors	Eliminations	Total
OPERATING ACTIVITIES
Profit	4 190	629	2	3 606	3 185	(6 602)	5 010
Depreciation, amortization and impairment	44	—	—	335	1 171	—	1 550
Net finance cost/(income)	340	1 092	(3)	(1 586)	1 167	—	1 010
Income tax expense	3	(298)	1	702	658	—	1 066
Investment income	(4 379)	(1 010)	—	(635)	(578)	6 602	—
Revaluation of initial investment in Grupo Modelo	—	—	—	—	—	—	—
Other items	30	—	—	(229)	15	—	(184)
Cash flow from operating activities before changes in working capital and use of provisions	228	413	—	2 193	5 618	—	8 452
Working capital and provisions	(36)	1 045	(2)	(1 356)	(955)	(27)	(1 331)
Cash generated from operations	192	1 458	(2)	837	4 663	(27)	7 121
Interest paid, net	(245)	(1 089)	13	1 235	(982)	(44)	(1 112)
Dividends received	—	2 000	—	22	22	(2 019)	25
Income tax paid	(3)	—	—	(429)	(881)	—	(1 313)
CASH FLOW FROM OPERATING ACTIVITIES	(56)	2 369	11	1 665	2 822	(2 090)	4 721
INVESTING ACTIVITIES
Acquisition and sale of subsidiaries, net of cash acquired/disposed of	—	(1)	—	(51)	(5 447)	—	(5 499)
Acquisition of property, plant and equipment and of intangible assets	(36)	—	—	(131)	(1 502)	—	(1 669)
Proceeds from the sale of assets held for sale	—	—	—	—	(146)	—	(146)
Net proceeds/(acquisition) of other assets	—	—	—	41	(161)	—	(120)
Net proceeds from sale/(acquisition) of investment in short-term debt securities	—	—	—	—	(39)	—	(39)
Net repayments/(payments) of loans granted	(6 092)	—	(5 250)	(366)	(2 484)	14 198	6
CASH FLOW FROM INVESTING ACTIVITIES	(6 128)	(1)	(5 250)	(507)	(9 779)	14 198	(7 467)
FINANCING ACTIVITIES
Intra-group capital reimbursements	449	—	250	—	(699)	—	—
Proceeds from borrowings	13 751	(707)	5 250	186	7 163	(11 479)	14 164
Payments on borrowings	(3 755)	59	(30)	(1 030)	(1 103)	(2 638)	(8 497)
Other financing activities	139	—	(3)	(173)	(119)	—	(156)
Dividends paid	(3 296)	(10)	—	(2 000)	(1 012)	2 019	(4 299)
CASH FLOW FROM FINANCING ACTIVITIES	7 288	(658)	5 467	(3 017)	4 230	(12 098)	1 212
Net increase/(decrease) in cash and cash equivalents	1 104	1 710	228	(1 859)	(2 727)	10	(1 534)
Cash and cash equivalents less bank overdrafts at beginning of year	(3 101)	(31)	216	(3 449)	16 198	—	9 833
Effect of exchange rate fluctuations	(89)	—	—	(46)	228	(10)	83
Cash and cash equivalents less bank overdrafts at end of year	(2 086)	1 679	444	(5 354)	13 699	—	8 382

For the six-month period ended 30 June 2013 Million US dollar	AB InBev NV/SA	AB InBev Worldwide Inc.	AB InBev Finance Inc.	Other Subsidiary Guarantors	Non-Guarantors	Eliminations	Total
OPERATING ACTIVITIES
Profit	9 509	6 523	(32)	8 805	2 503	(16 939)	10 369
Depreciation, amortization and impairment	38	—	—	351	1 006	—	1 395
Net finance cost/(income)	343	1 111	60	(877)	637	—	1 274
Income tax expense	(4)	(297)	(28)	731	447	—	849
Investment income	(9 655)	(6 930)	—	(182)	(172)	16 939	—
Revaluation of initial investment in Grupo Modelo	—	—	—	(6 415)	—	—	(6 415)
Other items	37	—	—	(168)	91	—	(40)
Cash flow from operating activities before changes in working capital and use of provisions	268	407	—	2 245	4 512	—	7 432
Working capital and provisions	(156)	2 151	—	(2 253)	(1 575)	12	(1 821)
Cash generated from operations	112	2 558	—	(8)	2 937	12	5 611
Interest paid, net	(414)	(1 124)	2	716	(261)	8	(1 073)
Dividends received	120	2 000	—	596	5	(2 120)	601
Income tax paid	(1)	—	—	(386)	(1 068)	—	(1 455)
CASH FLOW FROM OPERATING ACTIVITIES	(183)	3 434	2	918	1 613	(2 100)	3 684
INVESTING ACTIVITIES
Acquisition and sale of subsidiaries, net of cash acquired/disposed of	—	(1)	—	(1 008)	(15 871)	—	(16 880)
Acquisition of property, plant and equipment and of intangible assets	(58)	—	—	(164)	(1 171)	—	(1 393)
Proceeds from the sale of assets held for sale	—	—	—	—	4 787	—	4 787
Net proceeds/(acquisition) of other assets	—	—	—	9	(156)	—	(147)
Net proceeds from sale/(acquisition) of investment in short-term debt securities	3 702	2 864	—	—	137	—	6 703
Net repayments/(payments) of loans granted	(7 857)	—	(5 160)	(51 879)	(38 409)	103 302	(3)
CASH FLOW FROM INVESTING ACTIVITIES	(4 213)	2 863	(5 160)	(53 042)	(50 683)	103 302	(6 933)
FINANCING ACTIVITIES	—	—	—	—	—	—	—
Intra-group capital reimbursements	602	—	250	(234)	(618)	—	—
Proceeds from borrowings	17 620	—	5 192	47 664	62 801	(115 206)	18 071
Payments on borrowings	(8 171)	(5 090)	(49)	(5 901)	(4 402)	11 851	(11 762)
Cash received for deferred shares instrument					1 500		1 500
Other financing activities	(73)	—	(32)	395	(238)	—	52
Dividends paid	(3 586)	—	—	(1 999)	(1 099)	2 122	(4 562)
CASH FLOW FROM FINANCING ACTIVITIES	6 392	(5 090)	5 361	39 925	57 944	(101 233)	3 299
Net increase/(decrease) in cash and cash equivalents	1 996	1 207	203	(12 199)	8 874	(31)	50
Cash and cash equivalents less bank overdrafts at beginning of year	(3 579)	362	—	4 760	5 508	—	7 051
Effect of exchange rate fluctuations	(141)	—	—	367	(667)	31	(410)
Cash and cash equivalents less bank overdrafts at end of year	(1 724)	1 569	203	(7 072)	13 715	—	6 691

23. EVENTS AFTER THE BALANCE SHEET DATE

None.